FOURTH QUARTER REPORT 2003

Based on US GAAP and expressed in US dollars

Barrick Earns $77 Million ($0.14 per share) in Fourth Quarter
Achieves 2003 Production and Cost Targets

Highlights

  Fourth quarter net income was $77 million, or $0.14 per share, and full year net income was $200 million, or $0.37 per share

  Fourth quarter production was 1.3 million ounces of gold at a total cash cost of $199[1] per ounce. Full year production was 5.51 million ounces at a total cash cost of $189[1] per ounce, the lowest cash cost of the senior producers

  Excluding the $86 million Inmet settlement, fourth quarter and full year cash flow from operations in 2003 exceeded 2002

  Reserves as at December 31, 2003 stood at 86 million ounces[2] based on a $325 gold price, amongst the largest in the industry

  The Company announced a No-Hedge Policy for gold with a goal of reducing the hedge position to zero over time. The position was reduced by 600,000 ounces in the quarter and 2.6 million ounces for the year.

  Veladero's construction commenced; Alto Chicama's Environmental Impact Study (EIS) was submitted and public hearings were completed in the fourth quarter 2003, with approval anticipated in the second quarter of 2004; Tulawaka received development approval and is now under construction

  The Company announced today that it has appointed Mr. Peter Godsoe, Chairman of Scotiabank, as an independent member of the Board of Directors

  The Company announced today that Barrick and Falconbridge agreed to partner on the Kabanga Nickel Project in Tanzania

Barrick Gold Corporation today reported earnings of $77 million ($0.14 per share) and operating cash flow of $134 million ($220 million prior to the Inmet settlement of $86 million) for fourth quarter 2003, compared to earnings of $54 million ($0.10 per share) and operating cash flow of $195 million in the year earlier period. Higher earnings for the fourth quarter 2003 compared to the same period in 2002 reflect a $51 per ounce higher realized gold price and a $60 million increase in non-hedge derivative gains (2003 - $46million gain versus 2002 $14 million loss). These were partly offset by higher cash operating costs, provisions of $14 million for the Inmet settlement and $10 million for reclamation costs and an $18 million lower income tax recovery. Lower operating cash flow in the current quarter and the full year primarily relates to the payment of $86 million on the Inmet settlement.

-------------------------------------------------------
[1]	For an explanation of non-GAAP performance measures refer to pages 17-18 of Management's Discussion and Analysis.
[2]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Alto Chicama is classified as mineralized material. For additional information on reserves see the tables and related footnotes on pages 48-51.

BARRICK FOURTH QUARTER 2003	PRESS RELEASE

Excluding the Inmet settlement, fourth quarter and full year cash flow from operations was higher in 2003 than 2002. For 2003, net income was $200 million ($0.37 per share) and operating cash flow was $521 million ($607 million prior to the Inmet settlement), compared to net income of $193 million ($0.36 per share) and operating cash flow of $589 million in the year earlier period.

        "Overall, our portfolio of properties performed well - we had a solid operating performance in 2003 and met our guidance," said Greg Wilkins, President and Chief Executive Officer. "Our focus for 2004 will be building our new mines and growing our production profile."

PRODUCTION AND COSTS

In fourth quarter 2003, Barrick produced 1.3 million ounces of gold at a total cash cost of $199 per ounce, compared to 1.6 million ounces at $174 per ounce, for the prior year quarter. Lower production and higher costs were primarily attributable to expected lower grades and higher energy costs, as well as higher royalties and other costs related to the rising spot gold price.

        For the year, the Company produced 5.51 million ounces of gold at a total cash cost of $189 per ounce, achieving the Company's overall guidance for the year, even though cash costs were impacted by rising gold prices which increased royalty and mining tax payments. Higher production and lower costs at Betze-Post, Kalgoorlie and Pierina more than offset lower production and higher costs at Meikle and Bulyanhulu.

        In 2002 the Company produced 5.7 million ounces at a total cash cost of $177 per ounce. Lower production in 2003 was due largely to the closure of five mines during 2002.

RESERVES

At year-end the Company had proven and probable reserves of 86 million ounces of gold based on a $325 gold price, after producing 5.51 million ounces, (6.5 million ounces in-situ) compared to reserves of 86.9 million ounces in 2002, virtually replacing 2003 production. Using a $375 gold price for sensitivity purposes, the reserves at December 31, 2003 would be about 92 million ounces.

Two of the Company's deposits have significant silver resources. Pascua-Lama has one of the largest silver resources in the world, with 584 million ounces in-situ while Eskay Creek has 43 million ounces.

GOLD HEDGE POSITION REDUCED

In fourth quarter 2003, the Company announced that it had adopted a No-Hedge Policy on its gold production. Under the new policy, Barrick will not add any new gold hedge contracts. The Company is committed to reducing its hedge book to zero over time. "While the policy of hedging a portion of our gold production has contributed to our balance sheet strength," said Mr. Wilkins, "we no longer consider hedging to be necessary in today's business climate." During the quarter, the Company reduced its hedge position by 600,000 ounces, by delivering a portion of production against hedge contracts at a price that approximated the prevailing spot price. For fourth quarter 2003, the Company averaged a realized price of $394 per ounce, $2 per ounce higher than the average spot price. For the year, Barrick realized an average price of $366 per ounce compared to the average spot price of $363 per ounce. The 2003 year-end hedge position was 15.5 million ounces, down 2.6 million ounces, or 14%, from year-end 2002 (down 8.6 million ounces, or 36%, over the last two years). At December 31, 2003, the Company's hedge position represented 18% of its proven and probable reserves and 14% of its reserves and measured and indicated resources.

SHARE BUYBACK

Barrick repurchased 8.8 million of its common shares at an average purchase price of $17.56 per share, for a total cost of $154 million in 2003. The Company expects to continue its share buy-back program.

2004 OUTLOOK

As previously announced, the Company projects 2004 production to be between 4.9 - 5.0 million ounces at an average total cash cost of $205-$215 per ounce, as Pierina and Betze-Post mine lower grade ore, and higher expected spot gold prices continue to increase gold related costs. The Company plans to further reduce its hedge contracts in

BARRICK FOURTH QUARTER 2003	2	PRESS RELEASE

2004 by a minimum of 1.5 million ounces, 300,000 of which has already been accomplished. While the Company's hedge contracts allow for full flexibility to deliver all of its production into the spot gold market, to achieve this target it may choose to deliver a portion of production against hedge contracts at prices below spot price.

        Production and total cash costs in the first quarter 2004 are anticipated to be weaker than the remainder of the year due to the sequencing of the mining operations. For the year, amortization is expected to be about $480 - $490 million, administration expense is expected to be approximately $80 million and exploration, development and business development expense is expected to be approximately $110 million, with the possibility that positive results could lead to additional exploration spending. Capital expenditures for 2004 are anticipated to be approximately $770 million, as we advance the construction of our development projects.

DEVELOPMENT PROJECTS UPDATE

Barrick advanced on all projects in its mine development pipeline in fourth quarter 2003. "During 2003, we focused on detailed engineering and on delineation of our development projects as we readied ourselves for building our four new mines," said Peter Kinver, Chief Operating Officer. "These projects will provide additional production and lower cash costs for years to come."

        At Veladero in Argentina, the Environmental Impact Statement (EIS) approval was received in fourth quarter 2003 and construction commenced. Road work and pre-strip activities are currently underway as well as construction of the valley fill heap leach, truck shops, assay lab, and camp facilities. There are currently over 700 construction workers on-site, with peak employment expected to reach approximately 1,500 comprising 500 permanent staff and 1,000 construction workers. Veladero is expected to commence production in 2005. As mineralization was classified as a reserve for U.S. reporting purposes as of October 1, 2003, development costs at Veladero are now being capitalized. Significant progress was made on advancing project financing for Veladero in 2003. It is anticipated that the financing will be completed in 2004.

        The EIS for Alto Chicama in Peru was submitted at the end of the third quarter 2003. Public hearings were held during the fourth quarter 2003, and approval anticipated in second quarter 2004.

        As 2003 ended, the Company received development approval for its Tulawaka project in Tanzania. Construction on this 70% owned joint venture commenced in the fourth quarter 2003, with projected average annual production of 125,000 ounces at a total cash cost of $175 per ounce on a 100% basis. Production is expected to begin in first quarter 2005. Total capital approved for project development is $49 million.

        At the Company's Cowal property in Australia, construction of mine infrastructure commenced in January 2004. Mine development is anticipated during the first quarter, leading to commercial production in early 2006. At Pascua-Lama in Chile/Argentina, work continues on the engineering optimization of the project, with a production decision expected in early second quarter 2004.

EXPLORATION UPDATE

During fourth quarter 2003, Barrick was actively exploring 44 projects in nine countries. Drilling was carried out on 19 projects during the quarter. "Our investment in exploration over the past few years will continue to yield results going forward," said Alex Davidson, Executive Vice President, Exploration. "Our large land position provides us with opportunities in key prospective districts."

        In North America, an underground drill program was completed at the end of December on the Rossi property in Nevada (60% joint venture with Meridian Gold). The objective of the program was to better define the Storm resource and an updated resource calculation is expected in the first half of 2004. A drill program at Goldstrike was focused on near term resource additions on targets north of the Betze-Post pit. The results from the program were very positive and drilling will continue during the first half

BARRICK FOURTH QUARTER 2003	3	PRESS RELEASE

of 2004. The drill program at Gold Hill, located north of Round Mountain, confirmed and refined the geological model, and an updated resource estimate will be completed in the first half of 2004. At the Eskay Creek property in northern British Columbia, results from the drill program completed in third quarter 2003 highlighted the potential of the 22 Zone, located 2 kilometres south of the mine. A winter drill program is planned to test for mineralization along strike and at depth.

        In South America, drill programs were also completed on properties in the Alto Chicama district where the Company has an excellent portfolio of prospects as well as in Chile and southern Argentina. Results are being evaluated and follow up work is planned in 2004. Early stage exploration carried out in Peru continues to identify and prioritize targets for detailed follow up.

        During fourth quarter 2003, Barrick entered into a strategic relationship with QGX Limited which has prospective exploration properties in Mongolia.

NEW DEVELOPMENTS

On January 28, 2004, Barrick announced that it agreed to a share purchase and strategic relationship in Russia with Highland Gold Mining, based in London. In total, Barrick has now invested cash of US$84 million for a total stake of 17% of Highland. The Highland partnership will give Barrick the right, but not the obligation, to participate on an exclusive basis for up to 50% on any acquisition made by Highland Gold in Russia. Highland holds similar rights for any acquisition made by Barrick in certain regions in Russia. "The Highland transaction represents an important next step in the development of Barrick's strategy in Russia - one of the most prospective gold regions anywhere in the world," commented Mr. Wilkins.

        On February 12, 2004 Barrick and Falconbridge have signed a Letter of Intent to negotiate Definitive Agreements regarding Barrick's Kabanga Nickel Project.

        The Kabanga Nickel Project was acquired by Barrick in the Sutton Resources transaction in 1999. Since the acquisition, Barrick has significantly enhanced the value of the Project by increasing the known resource estimate at Kabanga Main and discovering the adjacent MNB deposit. The Project is located in northwestern Tanzania, approximately 385 kilometres west of the Bulyanhulu gold mine and 100 kilometres northwest of the Tulawaka gold project, which is currently under construction. Kabanga has a current resource of 26.4 million tonnes grading 2.6% nickel for approximately 700,000 tonnes of contained nickel.

        The Letter of Intent provides that Falconbridge can earn a 50% interest in Kabanga by:

  Meeting the next $45 million of expenditures on the execution of a well defined Work Plan over a period not exceeding 27 months;

  Completing the Work Plan and completing a Bankable Feasibility Study within 3 years of reaching definitive agreements; and

  Making certain other payments totaling US$13.5 million to Barrick upon achieving certain milestones.

CORPORATE GOVERNANCE GUIDELINES

Following on the September 2003 appointment of Mr. Gustavo Cisneros, Chairman of the Cisneros Group of Companies, as an independent director to Barrick's Board, the Company announced today that it was pleased to appoint Mr. Peter Godsoe, Chairman of Scotiabank, as an independent Director to the Board. "Our Board will be strengthened by his breadth of business experience and knowledge of international capital markets," said Peter Munk, Founder and Chairman.

        Barrick Gold Corporation is building new low-cost, long-life mines in highly prospective gold mining districts around the globe. It has the lowest cash costs among major gold producers and the only A-rated balance sheet with a cash position of nearly $1 billion. Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

BARRICK FOURTH QUARTER 2003	4	PRESS RELEASE

Key Statistics
(in United States dollars, US GAAP basis)	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(Unaudited)	2003	2002	2003	2002
Operating Results
Gold production (thousands of ounces)	1,301	1,596	5,510	5,695
Gold sold (thousands of ounces)	1,362	1,540	5,554	5,805
Per ounce data
Average spot gold price	$392	$323	$363	$310
Average realized gold price	394	343	366	339
Cash operating costs(3)	186	166	177	170
Total cash costs(1) (3)	199	174	189	177
Total production costs(3)	292	267	279	268
Financial Results (millions)
Gold sales	$536	$526	$2,035	$1,967
Net income	77	54	200	193
Operating cash flow	134	195	521	589
Operating cash flow excluding Inmet settlement	220	195	607	589
Per share data (dollars)
Net income (basic and diluted)	0.14	0.10	0.37	0.36
Operating cash flow	0.26	0.36	0.97	1.09
Operating cash flow excluding Inmet settlement	0.42	0.36	1.13	1.09
Common shares outstanding (as at Dec. 31) (millions)(2)	535	542	535	542

	As at Dec. 31,		As at Dec. 31,
	2003		2002
Financial Position (millions)
Cash and equivalents	$970	$	$ 1,044
Working capital	1,015		839
Long-term debt	719		761
Shareholders' equity	3,494		3,334

1 Comprises cash operating costs, royalties and production taxes.
2 Includes shares issuable upon exchange of BGI (Barrick Gold Inc.), formerly Homestake Canada Inc., exchangeable shares.
3 For an explanation of non-GAAP performance measures refer to pages 16-18 of Management's Discussion and Analysis.

BARRICK FOURTH QUARTER 2003	5	SUMMARY INFORMATION

		Production and Cost Summary
	Production (attributable ounces)				Total Cash Costs (US$/oz) (1)
	3 months ended 12/31,		12 months ended 12/31,		3 months ended 12/31,		12 months ended 12/31,
(Unaudited)	2003	2002	2003	2002	2003	2002	2003	2002
North America
Goldstrike - Open Pit	324,951	406,224	1,559,461	1,409,985	$250	$220	$233	$228
Goldstrike - Underground	147,199	192,631	551,664	640,336	261	184	253	198
Goldstrike Property Total	472,150	598,855	2,111,125	2,050,321	253	209	238	218
Eskay Creek	83,387	96,954	352,070	358,718	20	51	52	40
Round Mountain	91,059	88,614	392,649	377,747	190	212	173	187
Hemlo	64,930	83,179	267,888	269,057	227	184	226	224
Holt-McDermott	23,203	21,502	89,515	83,577	210	193	239	173
Marigold	12,953	11,086	47,396	27,422	187	144	171	187
	747,682	900,190	3,260,643	3,166,842	219	182	209	193
South America
Pierina	205,852	281,188	911,723	898,228	89	95	83	80
Australia/Africa
Plutonic	88,233	84,018	333,947	307,377	196	187	193	184
Darlot	37,336	40,061	154,977	145,443	182	163	164	168
Lawlers	27,355	28,571	99,223	113,291	268	188	249	179
Kalgoorlie	115,498	98,356	436,098	360,025	215	231	209	222
	268,422	251,006	1,024,245	926,136	208	200	200	196
Bulyanhulu	78,737	100,776	313,551	356,319	316	185	246	198
	347,159	351,782	1,337,796	1,282,455	230	195	210	196
Other/Mines closed in 2002	-	62,357	-	347,352	-	199	-	189
Total	1,300,693	1,595,517	5,510,162	5,694,877	$199	$174	$189	$177

					Total Production Costs (US$/oz) (1)
					3 months ended 12/31,		12 months ended 12/31,
(Unaudited)					2003	2002	2003	2002
Direct mining costs at market foreign exchange rates					$225	$185	$210	$191
Gains realized on currency hedge contracts					(18)	(1)	(12)	(1)
By-product credits					(21)	(18)	(21)	(20)
Cash operating costs					186	166	177	170
Royalties					10	7	9	6
Production taxes					3	1	3	1
Total cash costs					199	174	189	177
Amortization and reclamation					93	93	90	91
Total production costs					$292	$267	$279	$268

1 For an explanation of non-GAAP performance measures refer to pages 16-18 of Management's Discussion and Analysis.

BARRICK FOURTH QUARTER 2003	6	SUMMARY INFORMATION

Management's Discussion and Analysis of Financial and Operating Results

GOLD SALES

Revenue for fourth quarter 2003 was $536 million on gold sales of 1.36 million ounces, compared to $526 million in revenue on gold sales of 1.54 million ounces for the year earlier quarter. A $51 per ounce (15%) increase in the realized gold price due to higher spot gold prices more than offset the lower sales volumes. During the fourth quarter, spot gold prices ranged from a high of $416 to a low of $369 per ounce, averaging $392 per ounce. The Company realized an average of $394 per ounce during the quarter, as it delivered 600,000 ounces against gold hedge contracts, with the remainder at spot gold prices. The Company plans to further reduce its hedge contracts in 2004 by a minimum of 1.5 million ounces. While the Company's hedge contracts allow for full flexibility to deliver all of its production into the spot gold market, to achieve this target it may chose to deliver a portion of production against hedge contracts at prices below spot price.

        The year-end gold hedge position declined to 15.5 million ounces, down 2.6 million ounces year over year. The fourth quarter reduction was accomplished by delivering a portion of production against hedge contracts that approximated the prevailing spot price. In keeping with the no-hedge policy, Barrick will continue to pursue opportunities to further reduce its hedge position with the objective of reducing it to zero over time. The position has been reduced by 8.6 million ounces or 36% over the past two years.

        At year-end, the unrealized mark-to-market on the derivative instruments position, including gold and silver forward sales contracts, as well as currency and interest rate hedge programs, was negative $1.4 billion. This mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick's obligations under its gold sales contracts are to deliver an agreed upon quantity of gold at a hedge price by the termination date on the contracts (2013 in most cases).

        In accordance with hedge accounting rules, the positive mark-to-market value of $326 million relating to our currency and interest rate hedge programs is recorded as an asset on our balance sheet. The mark-to-market value of our normal sales gold and silver contracts is not recorded on the balance sheet, as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with US GAAP, the economic impact of these sales contracts is reflected in the financial statements as Barrick physically delivers gold and silver under the contracts.

REVIEW OF OPERATIONS AND DEVELOPMENT PROJECTS

For the fourth quarter 2003, production of 1.3 million ounces and total cash cost of $1991 per ounce were in line with plan. Operating performance for the year was also in line with guidance, with production of 5.51 million ounces at a total cash cost of $1891 per ounce. As at December 31, 2003 reserves stood at 86 million ounces2 at a $325 gold price. Using a $375 gold price for sensitivity purposes, the reserves at December 31, 2003 would be about 92 million ounces as these mines sequence through lower grade ore.

        For 2004 we expect production of 4.9 to 5.0 million ounces at a total cash cost of $205 to $215 per ounce.

[1]	For an explanation of non-GAAP performance measures refer to pages 17-18 of Management's Discussion and Analysis.

[2]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Alto Chicama is classified as mineralized material. For additional information on reserves see the tables and related footnotes on pages 48-51.

BARRICK FOURTH QUARTER 2003	7	MANAGEMENT'S DISCUSSION AND ANALYSIS

The decline in production and increase in costs is primarily attributed to Pierina and Betze-Post due to lower grades resulting from mine sequencing.

NORTH AMERICAN REGION

Barrick's North American Region consists of seven mines: Betze-Post, Meikle, Round Mountain, Hemlo, Eskay Creek, Holt McDermott and Marigold.

  The region produced 748,000 ounces during the fourth quarter 2003, 17% lower than the prior year quarter, at a total cash cost that was 16% higher than the prior year quarter.

  For the year, production and total cash costs were in line with plan at 3,300,000 ounces at a total cash cost of $209 per ounce.

  For 2004 the region is expected to produce in the range of 2,950,000 to 3,020,000 ounces of gold at a total cash cost of $223 to $232 per ounce.
Goldstrike Property	(Nevada)

	Q4 '03	Q4 '02	2003	2002
Production
Open Pit	324,951	406,224	1,559,461	1,409,985
Underground	147,199	192,631	551,664	640,336
Goldstrike Total	472,150	598,855	2,111,125	2,050,321
Total cash cost/oz
Open Pit	$ 250	$ 220	$ 233	$ 228
Underground	261	184	253	198
Goldstrike Total	$ 253	$ 210	$ 238	$ 218

Goldstrike Property - Open Pit

  Although the open pit met its production target for the year, production decreased 20% compared to the year earlier quarter as throughput declined 10% due to unscheduled downtime at the roaster and planned lower grades.

  Total cash costs during fourth quarter 2003 were 14% higher than the prior year. The higher cash costs were due to lower production and were partially offset by lower mining costs. As in previous quarters, a reduced fleet size, facilitated by in-pit dumping, has reduced overall mining costs. Costs were negatively affected by higher processing costs, as well as higher royalties and production taxes (up $7 per ounce over the year earlier quarter) due to the higher spot gold price.

  The higher processing costs were due to higher than expected acid consumption, coupled with a higher acid unit price. The higher acid consumption is attributable to the high carbonate material mined during the fourth quarter 2003.

  For the year, open pit produced 1,559,461 ounces, 60,000 more than the 2003 plan, at marginally higher costs. Higher than modeled tons and grade from the northeast and 8th west layback contributed to the positive production variance.

  Drilling at the Goldstrike-North Pit target, located immediately north of Betze-Post, has returned positive results, allowing an upgrade of the target to reserves.

  Underground infill drilling at Rossi located near Goldstrike has intersected significantly higher grades than previous drill programs. A total of 50 holes on two stations have been completed. This program has increased drill density to a 50 foot by 50 foot spacing in the 49er Zone. A resource calculation will be completed during first quarter 2004.

  Production at Betze Post for 2004 is expected to be in the range of 1,340,000 to 1,360,000 ounces of gold at cash costs at $250 to $260 per ounce. The production and cost variances from 2003 are primarily due to planned lower grades.

Goldstrike Property - Underground

  Underground production and costs continued to be affected by ground conditions at Rodeo and the mining of remnant blocks at Meikle. Ground support rehabilitation efforts are on-going and have proven successful in providing increases to Rodeo production during fourth quarter 2003.

  Remnant mining at Meikle was re-sequenced to maximize ore recovery and ground stability. Cash costs for the quarter were pushed higher by difficult ground
BARRICK FOURTH QUARTER 2003	8	MANAGEMENT'S DISCUSSION AND ANALYSIS

conditions. As a result, labour, contract services, ground support material, and maintenance repairs were higher than plan. Royalties and taxes were above plan due to the increased gold price.

  For 2003, the mine produced 551,664 ounces, 68,000 ounces less than the 2003 plan, due to the ground conditions, infrastructure completion, and remnant constraints mentioned above. Total cash costs were $253 per ounce for the year.

  Production for 2004 is expected to be in the range of 590,000 to 610,000 ounces of gold at cash costs of $245 to $255 per ounce. Higher production is a result of higher recoveries, while positive cost variances are due to decreased dependence on remnant stopes.
Eskay Creek (British Columbia)

	Q4 '03	Q4 '02	2003	2002
Production	83,387	96,954	352,070	358,718
Total cash cost / oz	$20	$ 51	$ 52	$ 40
  Fourth quarter 2003 production was 14% lower than the prior year quarter, due to a decrease in tons processed. Tons were down, as the mine focused on backfilling to eliminate a backlog affecting the availability of production stopes.

  Fourth quarter costs benefited from significantly higher silver prices, resulting in a $25 per ounce higher silver by-product credit over the prior year quarter.

  For the year, the mine produced 352,070 ounces at a total cash cost of $52 per ounce. Although the mine had a strong fourth quarter, it reduced its mining rate from plan in order to minimize dilution.

  An 18,000 metre drill program was completed at the end of September. The focus has been on the 22 Zone, located south of the mine. Results have been positive, with a 60,000 ton mineralized zone being identified. An additional drill program has been scheduled for first half 2004 to further define the mineralization.

  Production for 2004 is expected to be in the range of 300,000 to 310,000 ounces of gold at cash costs of $100 to $105 per ounce. Lower production and higher costs are a result of mining at lower reserve grades and mining further away from primary facilities.
Round Mountain (Nevada) (50% share)

	Q4 '03	Q4 '02	2003	2002
Production	91,059	88,614	392,649	377,747
Total cash cost / oz	$ 190	$ 212	$ 173	$ 187
  Higher ounces produced during fourth quarter 2003 compared to the prior year period resulted from higher recoveries from the dedicated leach pad.

  The transformer failure in third quarter 2003 continues to limit the processing of higher-grade ore. Higher recoveries and an increase in the tons processed from the lower grade run-of-mine leach ore more than offset this event, allowing the mine to exceed planned production by 3% for the quarter. A new transformer will be in service early in first quarter 2004; at that time, normal operations are expected to resume.

  For the year, the mine produced 392,649 ounces to Barrick's account. This represents another new annual production record for Round Mountain.

  Due to positive results from the nearby Gold Hill deposit, it will be upgraded to a resource. A 2004 underground exploration program is currently being planned to follow up on encouraging high grade drilling intercepts behind the existing ultimate pit wall.

  Production for 2004 is expected to be in the range of 355,000 and 365,000 ounces of gold at total cash costs of $205 to $215 per ounce. Production will decrease due to lower leach pad recoveries, while higher costs are a result of lower production and processing higher cost stockpiled ore.
BARRICK FOURTH QUARTER 2003	9	MANAGEMENT'S DISCUSSION AND ANALYSIS

Hemlo (Ontario) (50% share)

	Q4 '03	Q4 '02	2003	2002
Production	64,930	83,179	267,888	269,057
Total cash cost / oz	$ 227	$ 184	$ 226	$ 224
  Production decreased 22% in fourth quarter 2003 compared to the prior year period, due to a 25% reduction in grades. Higher grade stopes from 2002 were replaced with lower grade ore from the pit as a result of a plugged backfill line and poor ground conditions which complicated drilling and blasting. Backfill issues have now been resolved, while work continues on the drilling and blasting issues.

  Cash costs per ounce increased due to lower production and higher labour costs relating to the implementation of a number of organization changes, including a manpower rationalization program.

  For the year, the mine produced 267,888 ounces at a total cash cost of $226 per ounce to Barrick's account. Production and cash costs were in line with plan.

  Production for 2004 is expected to be in the range of 260,000 and 270,000 ounces of gold at total cash costs of $215 to $225 per ounce in line with 2003.
Holt-McDermott (Ontario)

	Q4 '03	Q4 '02	2003	2002
Production	23,203	21,502	89,515	83,577
Total cash cost / oz	$ 210	$ 193	$ 239	$ 173
  Fourth quarter 2003 production increased by 8% compared to the prior year quarter, due to improved grades and throughput (up 3% and 6% respectively).

  Due to Holt's limited mine life, drilling and development costs are being expensed, pushing cash costs higher.

  As previously announced, the Mine is expected to cease operations by fourth quarter 2004. As a result, production is expected to decrease to approximately 50,000 ounces at a cash cost of $215 to $225 per ounce.
Other Properties

	Q4 '03	Q4 '02	2003	2002
Production	12,953	73,443	47,396	374,774
Total cash cost / oz	$194	$188	$172	$189
  The only mine remaining in this category in 2003 is our 33% interest in the Marigold Mine, which produced more gold than plan at cash costs in line with plan.

  Lower production for this category during fourth quarter 2003 compared to the year earlier quarter relates to the closure of five mines in 2002 due to the depletion of reserves.

  Production for 2004 at Marigold is expected to be 55,000 ounces to Barrick's account at cash costs between $170 and 180 per ounce.

SOUTH AMERICAN REGION

Barrick's South America Region consists of the Pierina mine and three significant development projects: Alto Chicama, Veladero and Pascua-Lama.

Pierina (Peru)

	Q4 '03	Q4 '02	2003	2002
Production	205,852	281,188	911,723	898,228
Total cash cost / oz	$89	$95	$ 83	$ 80
  For the year, Pierina met its production and cash costs targets.

  Fourth quarter 2003 production was 27% lower than the prior year quarter, while cash costs per ounce ran 6% higher. Variances to production and total cash costs are a result of planned lower grades offset by increased tons mined. Pierina is now mining in lower grade areas of the ore body.

  2003 is the Mine's last year of production in the 900,000-ounce range, before stepping down to lower production levels, as mining moves to lower grade areas in the open pit in 2004. The Mine is expected to produce between 640,000 and 645,000 ounces of gold with total cash costs of $95 to $100 per ounce in 2004.
BARRICK FOURTH QUARTER 2003	10	MANAGEMENT'S DISCUSSION AND ANALYSIS

Development Projects

Alto Chicama (Peru)

The Company's Alto Chicama project remains on-schedule for a first gold pour in second half 2005.

        The Environmental Impact Statement (EIS) for the Alto Chicama Project was submitted September 29, 2003. Public hearings were held during fourth quarter 2003, with approval expected in second quarter 2004.

        During third quarter 2003, Barrick's Board of Directors approved the project for a $340 million investment. Average annual production is projected at 540,000 ounces, with a cash cost of $135 per ounce over the first decade.

        Basic engineering is now complete on the Alto Chicama project, and detailed engineering commenced in fourth quarter 2003. Other project activities include:

  Access road construction, with completion expected in June 2004.

  Power line construction will commence immediately upon receipt of EIS approval, anticipated in second quarter 2004.

  Purchasing activities and tendering will commence during second quarter 2004.

        Exploration in the Alto Chicama district is focused on the area around the Lagunas Norte deposit. The Company has an excellent portfolio of prospects in the area and will be accelerating the exploration of these during 2004. Prospects within 5 kilometers of Lagunas Norte, which include Lagunas Sur and La Capilla, are showing encouraging results. Other targets are being evaluated.

Veladero (Argentina)

Veladero's EIS was approved in fourth quarter 2003 and full construction has commenced.

        Fourth quarter accomplishments at Veladero included:

  Equipment deliveries, as major support equipment arrived on-site. Pioneering of new roads is on schedule with the first 20 operators working around-the-clock. Pre-strip activities also have begun.

  Valley fill heap leach construction has commenced; truck shops, assay lab, permanent camp and construction camp are in progress.

  The construction project has over 700 construction workers on-site. Peak employment will be 500 permanent staff and 1,000 construction workers.

        Veladero is expected to produce 530,000 ounces annually at an average total cash cost of $155 per ounce (subject to exchange rate fluctuations and applicable export duties). Production is expected in late 2005.

        Costs for Veladero are being capitalized from October 1, 2003, as mineralization has now been classified as a reserve for U.S. reporting purposes.

Pascua-Lama (Chile/Argentina)

Work continues with the engineering optimization of the project, with a production decision expected in early second quarter 2004. The reserves at Pascua-Lama are just under 17 million ounces of gold. The project also contains 584 million ounces of contained silver making it one of the largest silver resources in the world.

AUSTRALIA/AFRICA REGION

Barrick's Australia/Africa Region consists of four mines in Australia: Kalgoorlie, Plutonic, Darlot, Lawlers plus Bulyanhulu in Africa. Significant development projects include Cowal in Australia and Tulawaka in Tanzania. Tulawaka is expected to commence production in early 2005 with Cowal coming on in late 2005.

  The region produced 347,000 ounces during the fourth quarter 2003, in line with the prior year quarter at a total cash cost that was 18% higher than the prior year quarter.

  For the year, production was in line with plan at 1,300,000 ounces and total cash costs were 6% higher than plan at $210 per ounce.

  For 2004, the region is expected to produce in the range of 1,310,000 and 1,335,000 ounces at a total cash cost of $219 to $233 per ounce.

BARRICK FOURTH QUARTER 2003	11	MANAGEMENT'S DISCUSSION AND ANALYSIS

Plutonic (Western Australia)

	Q4 '03	Q4 '02	2003	2002
Production	88,233	84,018	333,947	307,377
Total cash cost / oz	$ 196	$ 187	$ 193	$ 184
  Production for fourth quarter 2003 was 5% above the prior year period, reflecting both higher grades and mining rates from the underground. Cash costs were higher than the prior year period primarily due to a higher Australian dollar exchange rate.

  During the quarter, construction of the paste fill plant was completed. With the plant operating at design capacity, the expected benefits of improved ore recovery, reduced dilution and improved mining flexibility are being realized.

  For the full year, the mine produced 333,947 ounces, 39,000 ounces higher than plan, driven by increased grades, higher throughput and improved recovery rates. Total cash costs were in line with plan.

  Production for 2004 is expected to be between 315,000 and 320,000 ounces of gold at total cash costs of $185 to $195 per ounce. The production decrease is due to lower open pit ore tons being mined.
Darlot (Western Australia)

	Q4 '03	Q4 '02	2003	2002
Production	37,336	40,061	154,977	145,443
Total cash cost / oz	$ 182	$ 163	$ 164	$ 168
  Fourth quarter 2003 production was 7% lower than the prior year period, as a result of lower grades and reduced recoveries.

  Production and total cash costs for the full year were better than plan by 8% and 7% respectively.

  Production for 2004 is expected to be between 140,000 and 145,000 ounces of gold at total cash costs of $190 to $205 per ounce due to lower grades processed. The increase in total cash costs is due to an increase in direct mining costs and lower production.
Lawlers (Western Australia)

	Q4 '03	Q4 '02	2003	2002
Production	27,355	28,571	99,223	113,291
Total cash cost / oz	$ 268	$ 188	$ 249	$ 179
  Fourth quarter 2003 production was 4% lower than the prior year period, due largely to lower head grades partially offset by higher throughput. The increased cash cost per ounce is primarily due to the increased throughput.

  The upgraded crusher improved throughput levels. As a result, unit processing costs have declined, as fixed processing costs are offset by additional tonnage combined with lower maintenance expense.

  For the full year, the mine produced 99,223 ounces, 12,000 ounces lower than plan, driven largely by lower head grades. Total cash costs were 17% higher than plan due to lower production and higher processing costs.

  Production and total cash costs for 2004 are expected to be similar to 2003 - 100,000 to 105,000 ounces of gold at $250 to $265 per ounce.
Kalgoorlie (50% share)

	Q4 '03	Q4 '02	2003	2002
Production	115,498	98,356	436,098	360,025
Total cash cost / oz	$ 215	$ 231	$ 209	$ 222
  Kalgoorlie's strong performance continued into fourth quarter 2003, as the mine produced 17% more ounces than the prior year period. Mining continues to capture high-grade pillars.

  Total cash costs were lower than the prior year period due to higher processing rates, grades and recoveries.

  For the year, the mine produced 436,098 ounces, 92,000 ounces above plan, due to the higher grades being achieved in the pit. Total cash costs were lower than plan as a result of the increased production.

  Production for 2004 is expected in the range of 395,000 and 400,000 ounces of gold at total cash costs of $230 to $240 per ounce. The decrease in
BARRICK FOURTH QUARTER 2003	12	MANAGEMENT'S DISCUSSION AND ANALYSIS

production is due to expected lower grades and planned maintenance on the SAG mill, while the increase in cash costs is due to lower production and marginally higher open pit costs.

Bulyanhulu (Tanzania)

	Q4 '03	Q4 '02	2003	2002
Production	78,737	100,776	313,551	356,319
Total cash cost / oz	$ 316	$ 185	$ 246	$ 198
  Fourth quarter 2003 production was 20% lower than the prior year period but in line with the stabilization plan announced at the beginning of the third quarter 2003.

  Cash costs for the quarter were higher than the prior year period, reflecting the reduced mining rate as the operation is being stabilized.

  With the successful completion of the flotation expansion and adjustments made through first half 2003, recovery rates are now averaging 88.5%.

  The mining rate for fourth quarter 2003 averaged 2,790 tons per day (tpd). This was a 7% increase over the stabilization plan rate.

  Results for the quarter are in line with the stabilization plan. For the full year the Mine produced 313,551 ounces at a total cash cost of $246 per ounce.

  Production for 2004 is expected in the range of 360,000 and 365,000 ounces of gold at total cash costs of $240 to $260 per ounce. The increase in production is due to higher grades and increased mining productivity as a result of the stabilization plan.

Development Projects

Cowal (Australia)

At the Company's Cowal property in Australia, construction of mine infrastructure commenced in January 2004. Mine development is anticipated during the first quarter, leading to initial production in early 2006.

Tulawaka Project (Tanzania)

The Tulawaka project is under construction and reached several milestones during fourth quarter 2003:

  A Special Mining Licence was granted by the Minister of Energy and Minerals of Tanzania in November 2003.

  Forestry rights were obtained/acquired in late November; provisional water rights were obtained in December 2003.

  Development Agreement (fiscal stability) was finalized on December 29th, 2003.

  Barrick finalized a term sheet with our Joint Venture partner (30%), Exploration Minieres du Nord (MDN), to finance their portion of the Tulawaka development expenditures.

  Mobilization of contractors began in December 2003.

  North West zone exploration drilling has outlined a new quartz vein mineralized system approximately 15 kilometers northwest of the East Zone deposit.

AMORTIZATION

Amortization totaled $132 million, or $93 per ounce, for fourth quarter 2003, compared to $144 million or $88 per ounce in the year earlier quarter. The decrease in fourth quarter amortization was primarily due to a decrease in ounces sold compared to the prior year period as well as corporate amortization. For the full year, amortization was $522 million, or $90 per ounce, compared to $519 million, or $85 per ounce, for 2002. Amortization was higher on a per ounce basis and also in aggregate due to a change in the production mix across our portfolio of mines, which more than offset the effect of a decrease in ounces sold.

        Two accounting policy changes affecting amortization took effect in first quarter 2003. First, FAS 143 changed the method for accounting for reclamation and closure costs. Amortization increased by $2 million for fourth quarter 2003 to reflect the amortization of the increase to property, plant and equipment from adopting the new standard at the beginning of 2003.

BARRICK FOURTH QUARTER 2003	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

        The second change relates to the amortization of underground development costs to exclude estimates of future underground development costs from the current period amortization. The new accounting policy for underground mines had minimal impact on our fourth quarter results. For the year-ended December 31, 2003, the effect of this change on amortization increased it by $1 million.

        Amortization in 2004 is expected to be in the $480 million to $490 million range.

ADMINISTRATION

Fourth quarter 2003 administration costs were $20 million, an increase of $5 million over the year earlier period. The increase relates mainly to additional salaries, reorganization, legal insurance and regulatory costs.

        Administration costs in 2004 are expected to be approximately $80 million.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expenses of $36 million in fourth quarter 2003 were $9 million higher than the year earlier quarter. In the fourth quarter 2003, the Company expensed $8 million on development activities at Alto Chicama, and $19 million on its exploration program with business development initiatives accounting for the remainder. In the prior year quarter, the Company expensed $17 million on development activities at Veladero and Alto Chicama, $8 million on its exploration program, and the remainder on business development initiatives. Compared to the prior year quarter, exploration costs were up because of higher spending in North America and Tanzania. Spending on development activities at Veladero was capitalized in fourth quarter 2003 as Veladero achieved SEC reserve status in October 2003. For the full year, the Company expensed $54 million on development activities (2002 - $49 million); and $62 million on its exploration program (2002 - $38 million); with the remainder on business development initiatives. The year over year increase reflects the higher volume of expensed development activities at Veladero and Alto Chicama, and the Company's continued focus and investment in its exploration program.

        Looking forward to 2004, the Company expects exploration and business development expenses to be approximately $110 million, as it continues to advance the Alto Chicama project and to support its grassroots exploration program.

INMET LITIGATION

In the fourth quarter 2003, the Company recorded a charge to earnings of $14 million following a court ruling on the Inmet litigation which awarded pre-judgment interest to Inmet. This ruling was in addition to $72 million awarded to Inmet in 2001 (including post-judgment interest), and put the full amount of the accrued litigation paid to Inmet at $86 million.

OTHER INCOME/EXPENSE

For the fourth quarter 2003, interest and other income was $11 million, an increase of $10 million compared to the prior year period. In fourth quarter 2003, the Company realized $7 million in gains on various asset sales, including $3 million on various land parcels in the United States, and earned interest on its cash balances of $9 million. These amounts were offset by other expenses totaling $5 million, mainly relating to provisions against certain investments and royalties.

        In the year earlier quarter, the Company earned $12 million of interest on its cash balances, offset by losses on the write-down of various assets.

        Interest and other income in 2004 is expected to be approximately $35 million.

INTEREST EXPENSE

The Company incurred $12 million in interest costs in fourth quarter 2003, compared to $14 million in the year earlier quarter, relating primarily to its $500 million of debentures and the Bulyanhulu project financing. The increase in the amount of interest capitalized - $4 million in 2003 compared to $1 million in 2002 is due to the

BARRICK FOURTH QUARTER 2003	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

capitalization of interest on Veladero project costs, which began in October 2003. The Company's $80 million variable rate bonds as well as 70% of the Company's $500 million of debentures, which have been swapped from fixed to floating rates using interest rate swaps, bear interest at variable rates. The decrease in interest incurred for the fourth quarter 2003 reflects the impact of lower market interest rates on these variable rate debt obligations.

        For the full year, interest incurred decreased from $59 million to $49 million mainly due to the decline in market interest rates. Interest capitalized increased from $2 million to $5 million due to amounts capitalized at Veladero in 2003. Interest expense in 2004 is expected to be about $27 million.

NON-HEDGE DERIVATIVE GAINS

In fourth quarter 2003, non-hedge derivative gains totaled $46 million, relating mainly to currency and gold lease rate contracts. The Company recorded unrealized gains of $21 million on its gold lease rate contracts, due mainly to lower gold lease rates. The Company also transferred unrealized gains of $9 million from OCI to earnings on its Australian dollar cash flow hedge contracts due to changes in the timing of the hedged items, which caused the termination of hedge accounting under FAS 133. The loss of $14 million in the prior year quarter relates primarily to losses on interest rate contracts, including lease rate swaps, due to movements in interest rates.

        Forward prices under the Company's gold sales contracts are fixed and have no lease rate exposure. For a notional amount representing approximately one fifth of the contracts, the Company swapped out of the implied fixed lease rates into floating lease rates to take advantage of lower short-term lease rates. As gold prices, gold lease rates and interest rates decline/(increase), an unrealized mark-to-market gain/(loss) on these swap contracts occurs and is recorded in earnings each quarter. The Company expects to see ongoing fluctuations, which could be significant, in the fair value of these swap contracts in the future as gold prices, gold lease rates and interest rates change.

INCOME TAXES

In fourth quarter 2003, the Company recorded a net income tax credit of $4 million, compared to a net income tax credit of $22 million in the prior year quarter. The credit in fourth quarter 2003 primarily reflects a release of valuation allowances totaling $18 million of which $15 million was in Argentina, due to the higher spot gold price. Excluding this valuation allowance release, the underlying tax expense was $14 million. The credit for fourth quarter 2002 mainly reflects the net impact of tax planning completed in the period and the outcome of certain tax uncertainties. Income tax expense for the year-ended December 31, 2003 also includes a release of valuation allowances against deferred tax assets totaling $21 million in the second quarter 2003, resulting from actions completed during that quarter which provided assurance of the future realization of such assets. Excluding the total valuation allowance release of $39 million, the Company's effective tax rate for the year-ended December 31, 2003 was 20%, compared to 9% for the year earlier period. Compared to the Canadian federal tax rate of 38%, the Company's lower effective tax rate is mainly due to: the utilization of previously unrecognized tax loss carry forwards, which mitigated extra taxes that would have arisen from the increase in average spot gold prices from $310 per ounce in 2002 to $363 per ounce in 2003. Non-hedge derivative gains taxed in a low tax rate jurisdiction also contributed to a lower effective tax rate. The Company's tax rate rises in a higher spot gold price environment, as a larger portion of its earnings are taxed in higher tax-rate jurisdictions.

        For 2004, excluding the effect of non-hedge derivative gains and any changes in tax valuation allowances, the Company expects its effective tax rate to be approximately 30%, assuming a spot gold price of $400 per ounce.

BARRICK FOURTH QUARTER 2003	15	MANAGEMENT'S DISCUSSION AND ANALYSIS

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, that, together with certain other economic gains and losses, that are collectively described as "other comprehensive income" and are excluded from the income statement.

        Comprehensive income totaled $162 million in fourth quarter 2003, compared to $65 million in the year earlier quarter. The primary reason for the increase in 2003 relates to unrealized gains on foreign currency cash flow hedge contracts and increases in the market value of available for sale securities over the past year.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes its ability to generate substantial cash flow from operations is one of its fundamental financial strengths. Combined with its large cash balance of almost $1 billion at December 31, 2003 and $1 billion undrawn bank facility, the Company has sufficient access to capital resources to develop its internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

The Company generated operating cash flow of $134 million in fourth quarter 2003, compared to $195 million in the year earlier period. Operating cash flow in fourth quarter 2003 includes the payment of $86 million on the settlement of the Inmet litigation. Excluding this item, the Company generated higher operating cash flow in 2003 due to higher realized gold prices, and lower payments of reclamation and closure costs, offset by higher cash operating costs and higher income tax payments.

        The Company's operating cash flow in 2003 was significantly affected by timing differences between cash payments of tax installments, which are based on 2002 taxable income, and accruals for current taxes based on expected 2003 taxable income. In fourth quarter 2003, this timing difference resulted in a net decrease to operating cash flow of $12 million. For the twelve-month period ended December 31, 2003, this timing difference resulted in a net decrease in operating cash flow of $57 million. As taxable income is significantly affected by changes in spot gold prices, any timing differences resulting from these changes could impact the Company's future operating cash flow.

INVESTING ACTIVITIES

The Company's principal investing activities in 2003 were for sustaining capital at its existing operating mines, new mine development and acquisitions of investments.

        Capital expenditures for fourth quarter 2003 totaled $106 million, compared to $62 million for the year earlier period. The increase was primarily due to amounts spent at Veladero ($49 million), which began construction in the fourth quarter. Capital expenditures also included $17 million in Australia, mainly for underground development and new mining equipment, $18 million in North America for maintenance capital, and $9 million in Tanzania spent at the Bulyanhulu Mine on underground development. In South America, capital expenditures totaled $10 million (excluding Veladero) relating to Pierina and engineering and development work at Pascua-Lama.

        The Company expects capital spending to increase substantially in 2004 to approximately $770 million, as it advances the construction of Veladero, Cowal and Alto Chicama.

        In fourth quarter 2003, the Company spent $44 million to acquire a 10% interest in Highland Gold. Combined with a further investment of $40 million in early 2004, the Company raised its equity interest in Highland to approximately 17%. The Company also spent a further $9 million on investments in other junior mining companies.

FINANCING ACTIVITIES

During fourth quarter 2003, the Company's cash outflow on financing activities was $54 million, compared with $81 million in the year earlier period. The lower outflow in fourth quarter 2003 was largely due to proceeds from the exercise of stock options and the timing of payments on our long-term debt obligations.

BARRICK FOURTH QUARTER 2003	16	MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

The Company has included cost per ounce data because it understands that certain investors use this information to determine the Company's ability to generate earnings as well as cash flow for use in investing and other activities. The Company has also included a measure of operating cash flow excluding the settlement of litigation. Litigation settlements are infrequent in occurrence, and therefore including this non-GAAP1 measure of performance provides a more comparable basis for assessing the company's cash flow performance in 2003 compared with 2002. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed by US GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Where GAAP operating costs are adjusted in computing cost per ounce data, the Company has provided reconciliations below.

BARRICK FOURTH QUARTER 2003	17	MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements[1]

	Three months ended		Twelve months ended
		December 31,		December 31,
(In millions of United States dollars except per ounce amounts)	2003	2002	2003	2002
Cost of sales and other operating expenses per financial statements	$ 310	$ 284	$ 1,134	$1,071
Reclamation costs/other	(39)	(16)	(83)	(43)
Cost of sales and other operating expenses for per ounce calculation	$ 271	$268	$1,051	$1,028
Ounces sold (thousands)	1,362	1,540	5,554	5,805
Total cash costs per ounce	$ 199	$ 174	$ 189	$ 177

  Total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

Reconciliation of Amortization and Reclamation Costs Per Ounce to Financial Statements

	Three months ended		Twelve months ended
		December 31,		December 31,
(In millions of United States dollars except per ounce amounts)	2003	2002	2003	2002
Amortization per financial statements	$ 132	$ 144	$ 522	$ 519
Amortization recorded on property, plant and equipment
not at operating mine sites	(4)	(10)	(25)	(26)
Amortization for per ounce calculation	128	134	497	493
Reclamation costs	-	9	-	35
Amortization and reclamation costs for per ounce calculation	$ 128	$ 143	$ 497	$ 528
Ounces sold (thousands)	1,362	1,540	5,554	5,805
Amortization costs per ounce	$ 93	$ 88	$ 90	$ 85
Amortization and reclamation costs per ounce	$ 93	$ 93	$ 90	$ 91

Reconciliation of Operating Cash Flow Excluding The Inmet Settlement

	Three months ended		Twelve months ended
		December 31,		December 31,
(In millions of United States dollars except per share amounts)	2003	2002	2003	2002
Operating cash flow per financial statements	$ 134	$ 195	$ 521	$ 589
Inmet settlement	86	--	86	--
Operating cash flow excluding Inmet settlement	$220	$195	$607	$589
Per share data:
Operating cash flow	$0.26	$0.36	$0.97	$1.09
Operating cash flow excluding Inmet settlement	$0.42	$0.36	$1.13	$1.09

BARRICK FOURTH QUARTER 2003	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT
Forward Gold Sales Hedge Position (as of December 31, 2003)

Gold ounces hedged	15.5 million ounces (or slightly less than three years of expected future production)
Current termination date of gold sales contracts	2013 in most cases
Average projected realizable gold sales contract price at	$400/oz1
2013 termination date.

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at the higher of spot prices, or prices under the hedge contracts, until the termination date of these contracts.
Average forecast minimum realizable contract gold	$309/oz1,2,3
sales price for delivery of 100% of expected future
production into existing sales contracts over the next
three years.
Unrealized mark to market loss at December 31, 2003	$(1,725) billion[4]
"Capped price" variable price gold sales contracts	None
outstanding

1. Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%
2. Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built-up over time.
3. Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.
4. At a spot gold price of $415 per ounce.

In all of the Company's master trading agreements, which govern the terms of its gold sales contracts with its 19 counterparties, the following applies:

  The counterparties do not have unilateral and discretionary 'right to break' provisions.

  There are no credit downgrade provisions.

  The Company is not subject to any margin calls - regardless of the price of gold.

  The Company has the right to accelerate the delivery of gold at any time during the life of its contracts. This flexibility is demonstrated by the terms that allow it to deliver under hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that the Company can sell its gold at the market price or the hedge price, whichever is higher, to the termination date of our contracts (2013 in most cases).

The Company's trading agreements with its counterparties do provide for early close out of certain transactions in the event of a material negative change in its ability to produce gold for delivery under its hedging agreements, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are:

  Barrick must maintain a minimum consolidated net worth of at least US$2 billion - currently, it is US$3.5 billion.

  Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 - currently, it is under 0.25 :1.

  Barrick's agreements exclude unrealized valuations in the calculation of consolidated net worth.

The foregoing information is a summary of certain aspects of the Company's forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to the Company's website (www.barrick.com).

BARRICK FOURTH QUARTER 2003	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

The estimated fair value of all derivative instruments at December 31, 2003 was approximately $1.4 billion negative. The year-to-date change in the fair value of the company's derivative instruments is detailed as follows; Mark-to-Market (Fair Value) at December 31, 2003 of all derivative instruments:

Mark-to-Market (Fair Value) at September 30, 2003 of all derivative instruments:

Gold forward sales position	$ (1,725)
Silver forward sales position	(20)
Foreign currency position	288
Interest rate position	38
All derivative instruments	$ (1,419)

Continuity Schedule of the Change in the Mark-to-Market Value of our gold forward sales position (millions)

Fair value as at December 31, 2002 - Unrealized loss	$(639)
Impact of change in spot price (from $347 per ounce to $415 per ounce)	(1,088)
Contango earned period to date	138
Impact of change in valuation inputs other than spot metal prices	(66)
(e.g. interest rates and lease rates)
Fair value as at December 31, 2003 - Unrealized loss	$(1,725)

The mark-to-market value of the gold contracts is based on a spot gold price of $415 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $303 per ounce, assuming all other variables are constant. The mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick's obligations under the gold sales contracts are to deliver an agreed upon quantity of gold at hedge price by the termination date on the contracts (2013 in most cases).

BARRICK FOURTH QUARTER 2003	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income
(in millions of United States dollars, except per share data, US GAAP basis)	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(Unaudited)	2003	2002	2003	2002
Gold sales (note 13)	$536	$526	$2,035	$1,967
Costs and expenses
Cost of sales and other operating expenses [1] (notes 3 and 13)	310	284	1,134	1,071
Amortization (note 13)	132	144	522	519
Administration	20	15	83	64
Merger and related costs	-	(2)	-	(2)
Exploration and business development	36	27	137	104
	498	468	1,876	1,756

Other income/expense (note 4)	11	1	52	29
Inmet litigation (note 12B)	(14)	-	(16)	-
Interest expense	(8)	(13)	(44)	(57)
Non-hedge derivative gains (losses) (note 11E)	46	(14)	71	(6)
Income before income taxes and other items	73	32	222	177
Income tax (expense) recovery (note 5)	4	22	(5)	16
Income before cumulative effect of changes in accounting principles	77	54	217	193
Cumulative effect of changes in accounting principles (note 2)	-	-	(17)	-
Net income	$77	$54	$200	$193

Earnings per share data (note 6):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.14	$0.10	$0.40	$0.36
Net income
Basic and diluted	$0.14	$0.10	$0.37	$0.36

1. Exclusive of amortization (note 3)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FOURTH QUARTER 2003	21	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
(in millions of United States dollars, US GAAP basis)	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(Unaudited)	2003	2002	2003	2002
OPERATING ACTIVITIES
Net income for the period	$77	$54	$200	$193
Amortization (note 13)	132	144	522	519
Changes in capitalized mining costs	3	18	37	29
Deferred income taxes (note 5)	16	(66)	(49)	(75)
Inmet litigation settlement (note 12B)	(86)	-	(86)	-
Gains on sale of long-lived assets (note 4)	(7)	(3)	(39)	(8)
Other items (note 14)	(1)	48	(64)	(69)
Net cash provided by operating activities	134	195	521	589
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 13)	(106)	(62)	(322)	(228)
Sales proceeds	10	4	48	11
Purchase of investments	(53)	-	(55)	-
Short-term cash deposits	-	-	-	159
Net cash used in investing activities	(149)	(58)	(329)	(58)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	18	-	29	83
Repurchased for cash (note 9A)	-	-	(154)	-
Long-term debt repayments	(14)	(22)	(23)	(25)
Dividends	(58)	(59)	(118)	(119)
Net cash used in financing activities	(54)	(81)	(266)	(61)
Increase (decrease) in cash and equivalents	(69)	56	(74)	470
Cash and equivalents at beginning of period	1,039	988	1,044	574
Cash and equivalents at end of period	$970	$1,044	$970	$1,044
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FOURTH QUARTER 2003	22	FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in millions of United States dollars, US GAAP basis)	As at Dec. 31,	As at Dec. 31,
(Unaudited)	2003	2002
ASSETS
Current assets
Cash and equivalents	$970	$1,044
Accounts receivable	69	72
Inventories (note 8)	157	159
Other current assets (note 8)	169	47
	1,365	1,322
Investments	127	41
Property, plant and equipment	3,131	3,311
Capitalized mining costs, net	235	272
Unrealized fair value of derivative contracts	256	78
Other assets	248	237
Total assets	$5,362	$5,261
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$245	$213
Other current liabilities	105	270
	350	483
Long-term debt	719	761
Other long-term obligations	569	528
Deferred income tax liabilities	230	155
Total liabilities	1,868	1,927
Shareholders' equity
Capital stock	4,115	4,148
Deficit	(694)	(689)
Accumulated other comprehensive income (loss) (note 7)	73	(125)
Total shareholders' equity	3,494	3,334
Total liabilities and shareholders' equity	$5,362	$5,261
The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FOURTH QUARTER 2003	23	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity
and Comprehensive Income
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in millions of United States dollars, US GAAP basis) (Unaudited)	2003	2002
Common shares (number in millions)
At January 1	542	536
Issued for cash/on exercise of stock options	2	6
Repurchased for cash (note 9A)	(9)	-
At Dec. 31	535	542
Common shares
At January 1	$4,148	$4,062
Issued for cash/on exercise of stock options	34	86
Repurchased for cash (note 9A)	(67)	-
At Dec. 31	$4,115	$4,148
Deficit
At January 1	$(689)	$(763)
Net income	200	193
Dividends	(118)	(119)
Repurchase of common shares(1)	(87)	-
At Dec. 31	$(694)	$(689)
Accumulated other comprehensive income (note 7)	$73	$(125)
Total shareholders' equity at Dec. 31	$3,494	$3,334
[1] Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(in millions of United States dollars, US GAAP basis) (Unaudited)	2003	2002	2003	2002
Net income	$77	$54	$200	$193
Foreign currency translation adjustments (note 7)	2	2	(3)	(21)
Transfers of realized gains on cash flow hedges to earnings (note 7)	(17)	(8)	(61)	(21)
Hedge ineffectiveness transferred to earnings (note 7)	(5)	-	(12)	-
Change in gains accumulated in OCI for cash flow hedges (note 7)	81	17	230	28
Additional minimum pension liability (note 7)	-	(2)	-	(2)
Transfers of realized losses on available-for-sale securities to earnings (note 7)	1	4	8	4
Unrealized gains (losses) on available-for-sale securities (note 7)	23	(2)	36	(6)

Comprehensive income	$162	$65	$398	$175

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

BARRICK FOURTH QUARTER 2003	24	FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements
(US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1           BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

        In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

        The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

  the reported amounts of assets and liabilities;

  disclosures of contingent assets and liabilities; and

  revenues and expenses recorded in each reporting period.

        The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency rates. Such estimates and assumptions include:

  decisions as to whether exploration and mine development costs should be capitalized or expensed;

  assessments of whether property, plant and equipment, ore in stockpiles and capitalized mining costs may be impaired;

  assessments of our ability to realize the benefits of deferred income tax assets;

  the useful lives of long-lived assets and the rate at which we record amortization in earnings;

  the estimated fair value of asset retirement obligations;

  the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

  the estimated fair values of derivative instruments; the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

  assessments of the likelihood and amounts of contingencies.

BARRICK FOURTH QUARTER 2003	25	NOTES TO FINANCIAL STATEMENTS

        We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

2         ACCOUNTING CHANGES

A         FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. FAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record a gain or loss if the actual cost incurred is different than the liability recorded. On adoption of FAS 143 we recorded on our balance sheet an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. In the first quarter of 2003, we recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

        Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $334 million. These liabilities mainly relate to obligations at our active and inactive mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern our mining properties.

        The comparative amount of these liabilities would have been $353 million at December 31, 2001, using the principles of FAS 143, and using current information, assumptions and interest rates.

        For the three-month period ended December 31, 2003, the effect on earnings of adopting FAS 143 was a decrease in income before the cumulative effect of accounting changes by $2 million ($nil per share), and for the twelve-month period ended December 31, 2003 the effect was a decrease in income before the cumulative effect of accounting changes by $43 million ($ 0.08 per share).

        For the three-month period ended December 31, 2002, the effect of adopting FAS 143 would have been a decrease in income before the cumulative effect of accounting changes by $1 million ($nil per share), and for the twelve-month period ended December 31, 2002, the effect would have been a decrease in income before the cumulative effect of accounting changes by $5 million ($0.01 per share).

B         Amortization of underground development costs

Effective January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. Future underground development costs, which are significant, are necessary to develop our underground ore bodies, expected to be mined in some cases over the next 25 years.

        Previously, we amortized the total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable reserves at our underground mining operations. This accounting change was made to better match amortization with ounces of gold sold and to remove the inherent uncertainty in estimating future development costs from amortization calculations.

BARRICK FOURTH QUARTER 2003	26	NOTES TO FINANCIAL STATEMENTS

        Under our revised accounting policy, costs incurred to access specific ore blocks or areas, and that only provide benefit over the life of that area, are amortized over the proven and probable reserves within the specific ore block or area. Infrastructure and other common costs which have a useful life over the entire mine life continue to be amortized over total proven and probable reserves of the mine.

        The cumulative effect of this change at January 1, 2003, was to decrease property, plant and equipment by $19 million, and increase deferred income tax liabilities by $2 million. In the first quarter of 2003 we recorded in our income statement a $21 million charge for the cumulative effect of this change.

        For the three-month period ended December 31, 2003, the effect of adopting this accounting change was a decrease in income before the cumulative effect of accounting changes by $ 0.04 million ($nil per share), and for the twelve-month period ended December 31, 2003, the effect was a decrease in income before the cumulative effect of accounting changes by $0.16 million ($nil per share).

        If the comparative income statements had been adjusted for the retroactive application of this change in amortization policy, there would have been no effect on net income for the three-month period ended December 31, 2002, or twelve-month period ended December 31, 2002.

C           Changes in estimates
              Pension costs

        In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7%. The effect of this change in 2003 was to increase pension cost expense by $2 million for the full year.

              Proven and probable reserves

        For the twelve-month period ended December 31, 2003, we expensed development costs totaling $17 million at our Veladero Project in Argentina because in accordance with our accounting policy for these costs, we do not capitalize development costs incurred until after proven and probable reserves, as defined by United States reporting standards, have been found. Effective October 1, 2003, we determined that the project met the definition of reserves for United States reporting purposes. Following this determination we began capitalizing development costs at the Veladero project prospectively for future periods.

3         COST OF SALES AND OTHER OPERATING EXPENSES

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Cost of sales(1)	$ 282	$ 294	$ 1,100	$ 1,114
By-product revenues	(28)	(30)	(114)	(119)
Royalty expenses	14	11	50	37
Production taxes	3	2	15	5
Reclamation and other closure costs (note 2A)	-	7	-	34
Accretion expense on reclamation/closure obligations and other reclamation/closure costs (note 2A)	39	-	83	-
	$ 310	$ 284	$ 1,134	$ 1,071

(1) Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment.
The amount of amortization capitalized into inventory, but excluded from cost of sales was $128 million in the three months ended December 31, 2003 (2002 - $134 million); and $497 million in the twelve months ended December 31, 2003 (2002 - $493 million).

BARRICK FOURTH QUARTER 2003	27	NOTES TO FINANCIAL STATEMENTS

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as "deferred stripping costs". We charge to inventory amortization of amounts deferred based on a "stripping ratio" using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. The application of our deferred stripping accounting policy in the three months ended December 31, 2003 resulted in an increase in operating costs by $3 million compared to actual costs incurred (three months ended December 31, 2002 - $18 million increase), and for the twelve months ended December 31, 2003, the application resulted in an increase in operating costs by $37 million compared to actual costs incurred (twelve months ended December 31, 2002 - $29 million increase).

        Capitalized mining costs are an asset that represents the excess of costs capitalized over the related amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios (1)
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Open Pit (Goldstrike)	112:1	112:1	112:1	112:1
Pierina	48:1	48:1	48:1	48:1

(1) The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable ounces in proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is eight years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

4       OTHER INCOME/EXPENSE

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Interest income	$9	$12	$34	$30
Gains on sale of long-lived assets	7	3	39	8
Foreign currency translation gains (losses)	8	(2)	2	1
Losses on available for sale securities	(5)	-	(12)	(4)
Other items	(8)	(12)	(11)	(6)
	$11	$1	$52	$29

In 2003, we sold various assets, including several land positions around inactive mine sites in the United States; as well as the East Malartic Mill and Bousquet mine in Canada. We may continue to sell further land positions around our inactive mine sites in the United States. These land positions have been fully amortized, and therefore any proceeds would likely generate gains on sale, before selling costs and taxes.

BARRICK FOURTH QUARTER 2003	28	NOTES TO FINANCIAL STATEMENTS

5           INCOME TAXES

Income tax recovery (expense)
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Current	$20	$(44)	$(54)	$(59)
Deferred	(16)	66	49	75
	$4	$22	$(5)	$16

Following a corporate reorganization of certain North American subsidiaries in second quarter 2003, we released valuation allowances totaling $21 million previously recorded against certain deferred income tax assets in entities that did not have any current sources of income. The tax benefits from these previously unrecognized tax assets are now expected to be realized, and this benefit was recorded as a component of the $49 million deferred income tax credit for 2003. In fourth quarter 2003, we released valuation allowances totaling $18 million, that mainly includes allowances of $15 million that had been recorded against deferred tax assets in Argentina. Following the approval to begin construction at Veladero and the classification of mineralized material as proven and probable reserves in fourth quarter 2003, we concluded that sufficient evidence existed to support the realization of deferred tax assets, and a valuation allowance was no longer required. Excluding the $39 million valuation allowance release our underlying effective tax rate for 2003 was 20%. The two major reasons why this rate differs from the Canadian federal statutory rate of 38% include: non-hedge derivative gains in a low tax-rate jurisdiction caused our effective tax rate to decrease by 6%; and the benefits of previously unrecognized tax loss carry forwards in various foreign subsidiaries which were utilized to offset higher levels of taxable income due to the higher gold price environment which caused our effective tax rate to decrease by 12%.

6           EARNINGS PER SHARE

Net income per share was calculated using the weighted average number of common shares outstanding for the three-month period ended December 31, 2003, which amounted to 534 million shares (2002 - 542 million shares), and for the twelve-month period ended December 31, 2003 amounted to 539 million shares (2002 - 541 million shares).

        Diluted net income per share reflects the dilutive effect of the exercise of common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three- month period ended December 31, 2003 amounted to 536 million shares (2002 - 543 million shares) and for the twelve-month period ended December 31, 2003 amounted to 539 million shares (2002 - 541 million shares).

BARRICK FOURTH QUARTER 2003	29	NOTES TO FINANCIAL STATEMENTS

7           COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. These other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on available-for-sale securities; and foreign currency translation adjustments.

Parts of comprehensive income
	Three months ended December 31,					Twelve months ended December 31,
		2003		2002			2003		2002
	Pre-tax		Tax	Pre-tax	Tax	Pre-tax		Tax	Pre-tax	Tax
	amount	effect		amount	effect	amount	effect		amount	effect
Foreign currency translation adjustments	$ 2		$-	$2	$-	$(3)		$-	$(21)	$-
Transfers of realized gains on cash flow
hedges to earnings (note 11F)	(29)		12	(7)	(1)	(91)		30	(25)	4
Hedge ineffectiveness transferred to
earnings (note 11F)	(9)		4	-	-	(19)		7	-	-
Change in gains accumulated in OCI for cash
flow hedges (note 11F)	119		(38)	31	(14)	349		(119)	49	(21)
Additional minimum pension liability	-		-	(2)	-	-		-	(2)	-
Transfers of realized losses on available for
sale securities to earnings	1		-	4	-	8		-	4	-
Unrealized gains (losses) on available for sale
securities	23		-	(2)	-	36		-	(6)	-
	$ 107		$(22)	$26	$(15)	$280		$(82)	$(1)	$(17)

Accumulated other comprehensive income (loss) (OCI)
	At December 31, 2003			At December 31, 2002
	Pre-tax	Tax effect	Total	Pre-tax	Tax effect	Total
	amount			amount
Foreign currency translation adjustments	$(147)	$-	$(147)	$(144)	$-	$(144)
Accumulated gains on cash flow hedges (note 11F)	288	(99)	189	49	(17)	32
Additional minimum pension liability	(7)	-	(7)	(7)	-	(7)
Unrealized gains (losses) on available-for-sale
securities	38	-	38	(6)	-	(6)
	$172	$(99)	$73	$(108)	$(17)	$(125)
BARRICK FOURTH QUARTER 2003	30	NOTES TO FINANCIAL STATEMENTS

8            INVENTORIES AND OTHER CURRENT ASSETS

	At December 31, 2003	At December 31, 2002
Inventories
Gold in process and ore in stockpiles	$99	$100
Mine operating supplies	58	59
	$157	$159
Other current assets
Derivative assets (note 11)	154	37
Prepaid expenses	15	10
	$169	$47

Gold in process and ore in stockpiles excludes $64 million (December 31, 2002 - $61 million) of stockpiled ore, which is not expected to be processed in the following 12 months. This amount is included in other assets.

9            CAPITAL STOCK

A           Share repurchase program

During the twelve-month period ended December 31, 2003, we repurchased 8.75 million common shares at an average cost of $17.56 per share.

B           Barrick Gold Inc. ("BGI") exchangeable shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

        At December 31, 2003, $1.5 million BGI exchangeable shares were outstanding, which are equivalent to $0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

        At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Total revenues and other income	$61	$62	$ 226	$203
Less: costs and expenses	70	53	245	191
Income (loss) before taxes:	(9)	9	(19)	12
Net income (loss)	$(27)	$6	$ (38)	$(1)

BARRICK FOURTH QUARTER 2003	31	NOTES TO FINANCIAL STATEMENTS

	At December 31, 2003	At December 31, 2002
Current assets	$72	$91
Non-current assets	233	236
Total assets	305	327
Current liabilities	20	75
Intercompany notes payable	546	407
Other long-term liabilities	11	18
Deferred income taxes	67	122
Shareholders' equity	(339)	(295)
Total liabilities and shareholders' equity	$305	$327

10         EMPLOYEE STOCK-BASED COMPENSATION
              Common stock options

Stock option activity (shares in millions)
	Common	Weighted	Common	Weighted
	shares	average	shares	average
	(number)	price (C$)	(number)	price (US$)
At December 31, 2002	18.9		3.1
Granted	4.8	$28.61	-	-
Exercised	(1.0)	$23.99	(0.7)	$13.07
Canceled or expired	(1.2)	$27.95	(0.1)	$22.88
At December 31, 2003	21.5		2.3

Under Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

        FASB Statement No. 123 (Accounting for Stock-Based Compensation) ( FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

BARRICK FOURTH QUARTER 2003	32	NOTES TO FINANCIAL STATEMENTS

Stock option expense (per share amounts in dollars)
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Pro forma effects
Net income, as reported	$77	$54	$200	$193
Stock option expense	(6)	(6)	(24)	(21)
Pro forma net income	$71	$48	$176	$172
Net income per share
As reported [1]	$0.14	$0.10	$0.37	$0.36
Pro forma [1]	$0.14	$0.09	$0.33	$0.32

1 basic and diluted

11        DERIVATIVE INSTRUMENTS

A          Derivative instruments

We use derivative financial instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates, utilizing our credit capacity to do so. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies and invest and borrow in US dollars and are therefore subject to US interest rates, all of our derivative contracts cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is that changes in the values of cash flows from hedged items are offset by equivalent changes in the values of derivatives instruments.

We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold and silver prices, interest rates and foreign currency exchange rates.

For a more detailed description of the types of derivative instruments we use, and our accounting policies for derivative instruments, refer to note 23 to our audited consolidated financial statements for the three years ended December 31, 2002.

B           Gold and silver hedge contracts

              Forward gold sales contracts

We have fixed price forward gold sales contracts with various counterparties for 15.5 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. The contracts have final delivery dates over the next 10 to 15 years, but we have the right to accelerate the delivery date at any time over these periods. Contract prices are established at inception through to an interim date. Based on the contractual terms of the fixed-price contracts and current spot and forward gold market prices, the average price that would be realized if all production in the next three years was used to deliver into these contracts would be $309 per ounce. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed price represents the market price at the start date (or previous

BARRICK FOURTH QUARTER 2003	33	NOTES TO FINANCIAL STATEMENTS

interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. Forward gold market prices, are principally influenced by the current market price of gold, gold lease rates and U.S. dollar interest rates. The final realized selling price under the contracts will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold on the dates that fixed selling prices are set.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Based on the fact that historical short-term gold lease rates have been lower than longer-term gold lease rates, and because fixed price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps we receive a fixed gold lease rate, and pay a floating gold lease rate on 3.3 million ounces of gold spread from 2004 to 2013. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. The contracts are accounted for as non-hedge derivatives.

Major customers

The largest single counterparty as of December 31, 2003 made up 12% of the ounces of outstanding forward gold sales contracts.

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At December 31, 2003, we had fixed-price commitments to deliver 22.3 million ounces of silver over periods of up to 10 to 15 years.

BARRICK FOURTH QUARTER 2003	34	NOTES TO FINANCIAL STATEMENTS

C           Derivative instruments outstanding as at December 31, 2003

Maturity	2004	2005	2006	2007	2008+	Total
Written silver call options
Ounces (thousands)	5,000	2,000	-	-	-	7,000
Average exercise price per ounce	$6.04	$5.00	-	-	-	$5.74
Interest rate contracts
Receive-fixed swaps
Notional amount (millions)	$50	-	$100	$575	$275	$1,000
Fixed rate (%)	3.6%	-	3.0%	3.5%	4.0%	3.6%
Pay-fixed swaps
Notional amount (millions)	-	-	-	-	$324	$324
Fixed rate (%)	-	-	-	-	5.7%	5.7%
Net notional position	$50	-	$100	$575	$(49)	$676
Foreign currency contracts
Canadian Dollar Forwards
C$ (millions)	$442	$329	$145	$96	$22	$1,034
Average Price (US¢)	0.68	0.67	0.72	0.67	0.68	0.68
Australian Dollar Forwards
A$ (millions)	$591	$440	$193	$139	$19	$1,382
Average Price (US¢)	0.57	0.58	0.55	0.58	0.53	0.57
Australian Dollar Min-Max Contracts
A$ (millions)	$20	$10	$10	-	-	$40
Average Cap Price (US¢)	0.53	0.52	0.52	-	-	0.53
Average Floor Price (US¢)	0.52	0.51	0.51	-	-	0.52
Fuel contracts
Barrels WTI (thousands)	360	180	-	-	-	540
Cap	$30	30	-	-	-	$30
Floor	$23	22	-	-	-	$23

Classification of interest rate and foreign currency contracts
	Cash flow	Fair value
At December 31, 2003	hedge	hedge	Non- hedge	Total
Interest rate contracts
Receive-fixed swaps on cash balances	$ 650	-	-	$ 650
Receive-fixed swaps on debenture	-	$ 350	-	$ 350
Pay-fixed swaps on Bulyanhulu project financing	$ 174	-	-	$ 174
Pay-fixed swaps on lease rates	-	-	$ 150	$ 150
Foreign currency contracts
Canadian dollar contracts	$ 1,012	-	$ 22	$1,034
Australian dollar contracts	$ 1,279	-	$ 143	$ 1,422
BARRICK FOURTH QUARTER 2003	35	NOTES TO FINANCIAL STATEMENTS

D           Unrealized fair value of derivative instruments (excluding normal sales contracts)

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Beginning of period	$220	$8	$29	$(16)
Derivative instruments settled	(36)	-	(91)	(2)
Change in fair value of derivative instruments:
Non-hedge derivatives	37	(14)	52	(6)
Cash flow hedges	119	31	349	49
Fair value hedges	(3)	4	(2)	4
End of period	$337	$29	$337	$29

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at December 31, 2003.

E           Non-hedge derivative gains (losses)

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Commodity contracts	$3	$(3)	$3	$(2)
Currency contracts	13	4	17	8
Interest and lease rate contracts	21	(15)	32	(12)
Hedge ineffectiveness recorded in earnings	9	-	19	-
	$46	$(14)	$71	$(6)

F          Change in gains accumulated in OCI for cash flow hedge contracts

	Commodity	Foreign currency	Interest-rate	Total
	contracts	contracts	contracts
As at December 31 , 2002	$9	$26	$14	$49
Change in fair value	3	337	9	349
			3
Hedge gains transferred to	(13)[1]	(65)[2]	(13)	(91)
earnings
Hedge ineffectiveness
transferred to earnings	-	(18)	(1)	(19)
As at December 31, 2003	$(1)	$280	$9	$288

1. Included under gold sales
2. Included under costs and expenses
3. Included under interest and other income

Based on the fair value of cash flow hedge contracts at December 31, 2003, in fiscal 2004, we expect to transfer hedge gains of $134 million from OCI to earnings, to be matched with the related hedged items. These gains will be reflected as a reduction in cash operating costs, and as a component of interest income.

During 2003, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the qualifying FAS 133 hedge criteria due to changes in the expected timing of the forecasted expenditures. On determining that these hedges are no longer effective for accounting purposes,, gains totaling $18 million on these contracts were transferred out of OCI to earnings in 2003. For the three and twelve month

BARRICK FOURTH QUARTER 2003	36	NOTES TO FINANCIAL STATEMENTS

periods ended December 31, 2003, the total amount of hedge ineffectiveness, including the gains on ineffective capital expenditure hedges, recorded and recognized in non-hedge derivative gains was a gain of $9 million and a gain of $19 million respectively (2002 - $nil and $nil respectively).

12        CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

        In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

        If the assessment of a contingency suggests that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A           Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

B            Litigation and claims

  Inmet litigation

In October 1997, Barrick Gold Inc. ("BGI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

        In February 1998, Inmet filed suit against BGI in the British Columbia ("B.C.") Supreme Court disputing the termination of the agreement and alleging that BGI had breached the agreement. In January 2002, the Court released its decision in the matter and found in favour of Inmet. The Court awarded Inmet equitable damages C$88.2 (US $59) million, which was recorded as an expense in fiscal December 2001. The Court did not award Inmet pre-judgment interest. Inmet made a request to the Court to re-open the trial to make submissions on its claim for pre-judgment interest, which was denied in May 2002.

        In February 2002, BGI filed a Notice of Appeal with the B.C. Court of Appeal, and Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. In November 2003, the B.C. Court of Appeal dismissed the appeal made by BGI, and also awarded Inmet pre-judgment interest. In November 2003, BGI paid Inmet C$111 million (US $86 million), in

BARRICK FOURTH QUARTER 2003	37	NOTES TO FINANCIAL STATEMENTS

full settlement of the lawsuit. The settlement resulted in a further expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

        On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

        On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

        On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiff's submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiff's motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for February 2005. We intend to defend the action vigorously.

BARRICK FOURTH QUARTER 2003	38	NOTES TO FINANCIAL STATEMENTS

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Several other complaints, making the same basic allegations against the same defendants, were filed by other parties on behalf of the same proposed class of Barrick shareholders. In September the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. We intend to defend the action vigorously.

Peruvian tax assessment

One of our Peruvian subsidiaries received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and deferred income taxes. We believe that the tax assessment is incorrect and we are appealing the decision. The full life of mine effect on our current and deferred income tax liabilities was fully recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2003.

        The case is pending before Peru's Tax Court. If the case is not resolved in our favor, we intend to pursue all available remedies, including judicial appeals. If we are successful and our original valuation is confirmed as the appropriate tax basis of the Pierina assets, we would benefit from a $141 million reduction in current and deferred tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

        In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. The amount of current income taxes that is potentially payable is $80 million. In the event of an unfavorable Tax Court ruling; we will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

        We have not provided for $57 million of potential interest and penalties on the income tax assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld, or if we exhaust our available remedies.

BARRICK FOURTH QUARTER 2003	39	NOTES TO FINANCIAL STATEMENTS

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

13        SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a regional basis. Our four primary regions are North America, Australia/Africa, Peru, Chile and Argentina. Our "other operating mines" segment includes mainly operations which have been, or are being, closed.

Income statement information
	Gold sales		Cost of sales and other		Segment income (loss) before
			operating expenses		income taxes
Three months ended December 31,	2003	2002	2003	2002	2003	2002
Goldstrike	$215	$181	$141	$111	$32	$35
Pierina	91	95	21	26	27	19
Bulyanhulu	23	42	18	21	(3)	8
Kalgoorlie	39	33	22	23	12	5
Eskay Creek	34	31	1	7	22	10
Hemlo	27	30	15	17	9	10
Plutonic	33	28	16	15	13	10
Round Mountain	36	29	17	19	14	5
Other operating mines	38	57	20	29	11	22
Segment total	536	526	271	268	137	124
Other items outside operating segments	-	-	39	16	-	-
	$536	$526	$310	$284	$137	$124
BARRICK FOURTH QUARTER 2003	40	NOTES TO FINANCIAL STATEMENTS

	Gold Sales		Cost of sales and other		Segment income (loss) before
			operating expenses		income taxes
Twelve months ended December 31,	2003	2002	2003	2002	2003	2002
Goldstrike	$813	$678	$531	$437	$122	$94
Pierina	332	303	76	71	90	71
Bulyanhulu	109	134	73	78	(1)	16
Kalgoorlie	153	124	87	82	46	23
Eskay Creek	130	121	18	16	65	57
Hemlo	98	97	60	64	27	23
Plutonic	120	105	62	57	48	37
Round Mountain	139	132	66	73	53	38
Other operating mines	141	273	78	150	37	87
Segment total	2,035	1,967	1,051	1,028	487	446
Other items outside operating segments	-	-	83	43	-	-
	$2,035	$1,967	$1,134	$1,071	$487	$ 446

Asset information
Amortization
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Goldstrike	$42	$35	$ 160	$147
Pierina	43	50	166	161
Bulyanhulu	8	13	37	40
Kalgoorlie	5	5	20	19
Eskay Creek	11	14	47	48
Hemlo	3	3	11	10
Plutonic	4	3	10	11
Round Mountain	5	5	20	21
Other operating mines	7	6	26	36
Segment total	128	134	497	493
Other amortization outside operating segments	4	10	25	26
	$132	$144	$ 522	$519

BARRICK FOURTH QUARTER 2003	41	NOTES TO FINANCIAL STATEMENTS

Segment capital expenditures
	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Operating Mines:
Goldstrike	$11	$11	$51	$46
Plutonic	4	6	44	20
Bulyanhulu	9	12	36	56
Kalgoorlie	2	7	14	14
Pierina	8	1	17	5
Hemlo	3	1	10	6
Round Mountain	1	1	6	8
Eskay Creek	1	-	5	8
Other Operating mines	4	9	29	33
Development Projects:
Veladero	49	-	68	-
Cowal	8	6	24	13
Pascua-Lama	2	2	9	11
Alto Chicama	2	5	4	5
Tulawaka	1	-	1	-
Segment total	105	61	318	225
Other capital expenditures outside operating segments	1	1	4	3
	$106	$62	$322	$228

Reconciliation of segment income to enterprise net income

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Segment income	$137	$124	$487	$446
Non-legal reclamation/closure costs/accretion
expense/other	(39)	-	(83)	-
Merger and other related costs	-	2	-	2
Reclamation and other closure costs	-	(16)	-	(43)
Amortization outside operating segments	(4)	(10)	(25)	(26)
Exploration and business development	(36)	(27)	(137)	(104)
Administration	(20)	(15)	(83)	(64)
Other income/expense	11	1	52	29
Interest expense	(8)	(13)	(44)	(57)
Non-hedge derivative gains (losses)	46	(14)	71	(6)
Income tax recovery (expense)	4	22	(5)	16
Inmet litigation	(14)	-	(16)	-
Cumulative effect of changes in accounting principles	-	-	(17)	-
Net income	$77	$54	$200	$193

BARRICK FOURTH QUARTER 2003	42	NOTES TO FINANCIAL STATEMENTS

14    COMPONENTS OF OTHER NET OPERATING ACTIVITIES

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
Add (deduct):
Reclamation costs	$-	$7	$-	$34
Losses on available for sale securities	5	-	12	4
Cumulative effect of changes in accounting principles	-	-	17	-
Accretion expense	4	-	17	-
Non-hedge derivative (gains) losses	(46)	14	(71)	6
Inmet litigation expense	14	-	16	-
Changes in operating assets and liabilities:
Accounts receivable	(2)	(7)	3	(12)
Inventories	5	(17)	2	32
Accounts payable and accrued liabilities	20	5	15	(9)
Current income taxes accrued	(20)	44	54	59
Other assets and liabilities	16	52	7	(11)
Cash payments:
Merger related costs	-	(12)	-	(50)
Reclamation and closure costs	(5)	(26)	(25)	(70)
Income taxes	8	(12)	(111)	(52)
Other net operating activities	$(1)	$48	$(64)	$(69)

BARRICK FOURTH QUARTER 2003	43	NOTES TO FINANCIAL STATEMENTS

Mine Statistics

	UNITED STATES
	Goldstrike Open Pit		Goldstrike Underground		Goldstrike Total		Round Mountain
Three months ended Dec. 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	33,149	34,123	420	441	33,569	34,564	4,735	7,359
Tons processed (thousands)	2,445	2,697	423	448	2,868	3,145	8,832	7,234
Average grade (ounces per ton)	0.161	0.181	0.390	0.468	0.195	0.222	0.012	0.015
Recovery rate (percent)	80.8%	83.2%	89.3%	92.0%	83.3%	85.9%	n/a	n/a
Production (thousands of ounces)	325	406	147	193	472	598	91	89
Production costs per ounce
Cash operating costs	$235	$212	$240	$168	$236	$199	$159	$191
Royalties and production taxes	15	8	21	16	17	11	31	21
Total cash costs	250	220	261	184	253	210	190	212
Amortization and reclamation	57	48	118	124	76	72	59	72
Total production costs	$307	$268	$379	$308	$329	$282	$249	$284
Capital expenditures (US$ millions)	$3	$6	$8	$5	$11	$11	$1	$1

Twelve months ended Dec. 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	141,693	142,898	1,631	1,635	143,324	144,533	24,563	31,573
Tons processed (thousands)	10,041	10,322	1,622	1,638	11,663	11,960	31,470	31,111
Average grade (ounces per ton)	0.189	0.164	0.385	0.428	0.216	0.200	0.016	0.018
Recovery rate (percent)	82.0%	83.3%	88.3%	91.3%	83.6%	85.7%	n/a	n/a
Production (thousands of ounces)	1,559	1,410	552	640	2,111	2,050	393	378
Production costs per ounce
Cash operating costs	$215	$221	$234	$184	$220	$209	$150	$172
Royalties and production taxes	18	7	19	14	18	9	23	15
Total cash costs	233	228	253	198	238	218	173	187
Amortization and reclamation	53	58	122	121	72	77	54	69
Total production costs	$286	$286	$375	$319	$310	$295	$227	$256
Capital expenditures (US$ millions)	$23	$12	$28	$34	$51	$46	$6	$8

BARRICK FOURTH QUARTER 2003	44	MINE STATISTICS

Mine Statistics

				AUSTRALIA
	Plutonic		Darlot		Lawlers		Kalgoorlie
Three months ended Dec. 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	2,699	3,486	211	211	200	1,960	13,062	12,143
Tons processed (thousands)	732	938	224	220	210	183	1,844	1,785
Average grade (ounces per ton)	0.132	0.101	0.172	0.182	0.135	0.161	0.071	0.063
Recovery rate (percent)	91.0%	88.4%	96.8%	97.5%	96.9%	97.4%	87.8%	80.7%
Production (thousands of ounces)	88	84	37	40	27	28	115	98
Production costs per ounce
Cash operating costs	$187	$177	$172	$155	$259	$180	$205	$224
Royalties and production taxes	9	10	10	8	9	8	10	7
Total cash costs	196	187	182	163	268	188	215	231
Amortization and reclamation	49	45	59	51	58	43	53	58
Total production costs	$245	$232	$241	$214	$326	$231	$268	$289
Capital expenditures (US$ millions)	$4	$6	$2	$2	$1	$3	$2	$7

Twelve months ended Dec. 31,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	14,180	14,289	876	840	1,152	4,746	48,677	46,324
Tons processed (thousands)	3,010	3,532	879	849	806	718	7,171	7,051
Average grade (ounces per ton)	0.123	0.097	0.182	0.176	0.128	0.162	0.071	0.061
Recovery rate (percent)	89.9%	89.5%	96.9%	97.2%	95.8%	97.3%	85.8%	82.6%
Production (thousands of ounces)	334	307	155	145	99	113	436	360
Production costs per ounce
Cash operating costs	$185	$175	$156	$160	$241	$171	$201	$215
Royalties and production taxes	8	9	8	8	8	8	8	7
Total cash costs	193	184	164	168	249	179	209	222
Amortization and reclamation	31	38	52	47	42	42	48	57
Total production costs	$224	$222	$216	$215	$291	$221	$257	$279
Capital expenditures (US$ millions)	$44	$20	$7	$7	$14	$7	$14	$14

BARRICK FOURTH QUARTER 2003	45	MINE STATISTICS

Mine Statistics

	CANADA
	Hemlo		Eskay Creek		Holt-McDermott
Three months ended Dec. 31,	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	1,039	1,102	63	69	142	142
Tons processed (thousands)	514	494	65	67	150	142
Average grade (ounces per ton)	0.133	0.177	1.481	1.511	0.166	0.162
Recovery rate (percent)	95.1%	95.5%	94.1%	93.5%	93.5%	94.2%
Production (thousands of ounces)	65	83	83	97	23	22
Production costs per ounce
Cash operating costs	$219	$177	$15	$47	$210	$193
Royalties and production taxes	8	7	5	4	-	-
Total cash costs	227	184	20	51	210	193
Amortization and reclamation	37	38	132	142	144	90
Total production costs	$264	$222	$152	$193	$354	$283
Capital expenditures (US$ millions)	$3	$1	$1	$-	$-	$2

Twelve months ended Dec. 31,	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	4,178	4,114	272	254	557	520
Tons processed (thousands)	1,971	1,906	275	256	559	520
Average grade (ounces per ton)	0.143	0.149	1.432	1.502	0.170	0.170
Recovery rate (percent)	95.0%	94.7%	93.7%	93.7%	94.3%	94.6%
Production (thousands of ounces)	268	269	352	359	90	84
Production costs per ounce
Cash operating costs	$218	$216	$48	$36	$239	$173
Royalties and production taxes	8	8	4	4	-	-
Total cash costs	226	224	52	40	239	173
Amortization and reclamation	40	40	132	134	131	96
Total production costs	$266	$264	$184	$174	$370	$269
Capital expenditures (US$ millions)	$10	$6	$5	$8	$-	$7

BARRICK FOURTH QUARTER 2003	46	MINE STATISTICS

Mine Statistics
	PERU		TANZANIA
	Pierina		Bulyanhulu
Three months ended Dec. 31,	2003	2002	2003	2002
Tons mined (thousands)	10,106	8,865	257	260
Tons processed (thousands)	-	-	261	274
Average grade (ounces per ton)	0.071	0.095	0.341	0.426
Recovery rate (percent)	-	-	88.5%	86.2%
Production (thousands of ounces)	206	281	79	101
Production costs per ounce
Cash operating costs	$89	$95	$301	$177
Royalties and production taxes	-	-	15	8
Total cash costs	89	95	316	185
Amortization and reclamation	181	191	125	116
Total production costs	$270	$286	$441	$301
Capital expenditures (US$ millions)	$8	$1	$9	$12

Twelve months ended Dec. 31,	2003	2002	2003	2002
Tons mined (thousands)	39,501	32,311	945	944
Tons processed (thousands)	-	-	980	1,075
Average grade (ounces per ton)	0.074	0.080	0.363	0.385
Recovery rate (percent)	-	-	88.1%	86.1%
Production (thousands of ounces)	912	898	314	356
Production costs per ounce
Cash operating costs	$83	$80	$235	$190
Royalties and production taxes	-	-	11	8
Total cash costs	83	80	246	198
Amortization and reclamation	182	191	123	102
Total production costs	$265	$271	$369	$300
Capital expenditures (US$ millions)	$17	$5	$36	$56

BARRICK FOURTH QUARTER 2003	47	MINE STATISTICS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES

For the year ended December 31,				2003			2002
		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000's)	(oz/ton)	(000's)	(000's)	(oz/ton)	(000's)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	109,742	0.143	15,685	107,130	0.150	16,051
	(mineral resource)	37,403	0.061	2,264	46,400	0.070	3,231
Goldstrike Underground	(proven and probable)	9,177	0.377	3,460	9,770	0.398	3,888
	(mineral resource)	5,841	0.426	2,489	5,107	0.466	2,378
Goldstrike Property Total	(proven and probable)	118,919	0.161	19,145	116,900	0.171	19,939
	(mineral resource)	43,244	0.110	4,753	51,507	0.109	5,609
Round Mountain (50%)	(proven and probable)	89,852	0.018	1,583	96,057	0.020	1,875
	(mineral resource)	37,770	0.017	645	17,455	0.010	176
Marigold (33%)	(proven and probable)	34,270	0.022	737	26,351	0.026	678
	(mineral resource)	13,334	0.020	268	13,665	0.016	219
Eskay Creek	(proven and probable)	927	1.015	941	1,433	0.998	1,430
	(mineral resource)	422	0.287	121	384	0.398	153
Hemlo (50%)	(proven and probable)	17,557	0.099	1,744	19,726	0.107	2,118
	(mineral resource)	3,017	0.090	271	2,677	0.093	248
Holt-McDermott	(proven and probable)	340	0.162	55	847	0.182	154
	(mineral resource)	452	0.195	88	246	0.248	61
SOUTH AMERICA
Pascua-Lama	(proven and probable)	296,411	0.057	16,862	296,411	0.057	16,862
	(mineral resource)	115,845	0.030	3,487	115,845	0.030	3,487
Veladero	(proven and probable)	317,187	0.035	11,115	254,311	0.037	9,384
	(mineral resource)	67,715	0.023	1,540	135,760	0.024	3,260
Pierina	(proven and probable)	61,393	0.045	2,768	70,343	0.051	3,602
	(mineral resource)	25,421	0.016	419	39,938	0.016	626
Alto Chicama	(proven and probable)	159,250	0.045	7,155	120,948	0.054	6,535
	(mineral resource)	25,751	0.067	1,735	56,352	0.035	1,998
AUSTRALIA/AFRICA
Plutonic	(proven and probable)	20,635	0.128	2,646	13,976	0.181	2,533
	(mineral resource)	13,395	0.147	1,967	19,349	0.118	2,287
Lawlers	(proven and probable)	3,234	0.124	402	3,407	0.149	509
	(mineral resource)	8,777	0.129	1,136	8,379	0.133	1,115
Darlot	(proven and probable)	7,627	0.149	1,135	8,202	0.155	1,269
	(mineral resource)	4,194	0.130	546	4,169	0.130	540
Kalgoorlie (50%)	(proven and probable)	97,047	0.061	5,894	96,898	0.057	5,551
	(mineral resource)	44,584	0.058	2,580	41,911	0.054	2,279
Cowal	(proven and probable)	70,107	0.036	2,495	75,922	0.037	2,835
	(mineral resource)	41,027	0.039	1,596	35,211	0.036	1,255
Bulyanhulu	(proven and probable)	27,882	0.391	10,907	27,420	0.425	11,653
	(mineral resource)	4,300	0.440	1,894	4,765	0.352	1,678
Tulawaka (70%)	(proven and probable)	1,093	0.337	368	-	-	-
	(mineral resource)	680	0.066	45	-	-	-
OTHER	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	20,404	0.078	1,598	1,085	0.335	364

TOTAL	(proven and probable)	1,323,731	0.065	85,952	1,229,152	0.071	86,927
	(mineral resource)	470,332	0.052	24,689	548,698	0.046	25,355

BARRICK FOURTH QUARTER 2003	48	MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESERVES [1]
As at December 31, 2003			PROVEN			PROBABLE			TOTAL
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000's)	(oz/ton)	(000's)	(000's)	(oz/ton)	(000's)	(000's)	(oz/ton)	(000's)
NORTH AMERICA
Goldstrike Open Pit	61,551	0.128	7,856	48,191	0.162	7,829	109,742	0.143	15,685
Goldstrike Underground	3,316	0.467	1,547	5,862	0.326	1,913	9,177	0.377	3,460
Goldstrike Property Total	64,867	0.145	9,403	54,053	0.180	9,742	118,919	0.161	19,145
Round Mountain (50%)	64,933	0.017	1,081	24,919	0.020	502	89,852	0.018	1,583
Marigold (33%)	3,441	0.028	98	30,828	0.021	638	34,270	0.022	737
Eskay Creek	387	1.398	541	540	0.741	400	927	1.015	941
Hemlo (50%)	10,766	0.113	1,213	6,791	0.078	531	17,557	0.099	1,744
Holt-McDermott	31	0.161	5	309	0.162	50	340	0.162	55
SOUTH AMERICA
Pierina	26,112	0.060	1,560	35,281	0.034	1,208	61,393	0.045	2,768
Pascua-Lama	37,738	0.062	2,355	258,673	0.056	14,507	296,411	0.057	16,862
Veladero	19,037	0.042	801	298,150	0.035	10,314	317,187	0.035	11,115
Alto Chicama	4,443	0.051	225	154,807	0.045	6,930	159,250	0.045	7,155
AUSTRALIA/AFRICA
Plutonic	403	0.057	23	20,232	0.130	2,623	20,635	0.128	2,646
Lawlers	790	0.133	105	2,444	0.122	297	3,234	0.124	402
Darlot	3,181	0.119	379	4,446	0.170	756	7,627	0.149	1,135
Kalgoorlie (50%)	37,799	0.054	2,042	59,248	0.065	3,852	97,047	0.061	5,894
Cowal	5,723	0.042	238	64,384	0.035	2,257	70,107	0.036	2,495
Bulyanhulu	1,784	0.407	726	26,098	0.390	10,181	27,882	0.391	10,907
Tulawaka (70%)	-	-	-	1,093	0.337	368	1,093	0.337	368

TOTAL	281,435	0.074	20,795	1,042,296	0.063	65,156	1,323,731	0.065	85,952
[1] See accompanying footnote on next page.

BARRICK FOURTH QUARTER 2003	49	MINERAL RESERVES AND MINERAL RESOURCES

MINERAL RESERVES AND MINERAL RESOURCES NOTE

Mineral reserves ("reserves") have been calculated as at December 31, 2003 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For the United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the U.S. Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. Accordingly, Alto Chicama is classified for U.S. reporting purposes as mineralized material. Calculations have been prepared by employees of Barrick under the supervision of René M. Marion, P.Eng., Vice-President, Technical Services of Barrick and/or Alexander J. Davidson, P.Geol., Executive Vice-President, Exploration of Barrick. Reserves have been calculated using an assumed long-term average gold price of US$325, a silver price of US$4.75 and exchange rates of $1.50 $Can/$US and $0.57 $US/$Aus. Reserves at the KCGM property assumed an exchange rate of $0.59 $US/$A. Reserves at the Hemlo property assumed an exchange rate of $1.53 $Can/$US. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick's normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK FOURTH QUARTER 2003	50	MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESOURCES [1]
As at December 31, 2003	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000's)	(oz/ton)	(000's)	(000's)	(oz/ton)	(000's)	(000's)	(000's)	(oz/ton)	(000's)
NORTH AMERICA
Goldstrike Open Pit	14,077	0.059	831	23,326	0.061	1,433	2,264	323	0.065	21
Goldstrike Underground	1,580	0.435	687	4,261	0.423	1,802	2,489	7,725	0.366	2,827
Goldstrike Property Total	15,657	0.097	1,518	27,587	0.117	3,235	4,753	8,048	0.354	2,848
Round Mountain (50%)	10,050	0.013	133	27,720	0.018	512	645	9,790	0.018	180
Marigold (33%)	6,645	0.020	134	6,689	0.020	134	268	59,144	0.014	826
Eskay Creek	93	0.290	27	329	0.286	94	121	277	0.513	142
Hemlo (50%)	1,171	0.112	131	1,846	0.076	140	271	3,952	0.142	562
Holt-McDermott	-	-	-	452	0.195	88	88	133	0.271	36
SOUTH AMERICA
Pierina	6,017	0.017	103	19,404	0.016	316	419	154	0.013	2
Pascua-Lama	3,962	0.055	216	111,883	0.029	3,271	3,487	126,841	0.027	3,475
Veladero	3,423	0.021	72	64,292	0.023	1,468	1,540	73,462	0.023	1,704
Alto Chicama	1,624	0.063	103	24,127	0.068	1,632	1,735	10,233	0.060	617
AUSTRALIA/AFRICA
Plutonic	190	0.216	41	13,205	0.146	1,926	1,967	8,624	0.175	1,508
Lawlers	2,009	0.153	307	6,768	0.122	829	1,136	1,745	0.122	213
Darlot	1,098	0.142	156	3,096	0.126	390	546	144	0.194	28
Kalgoorlie (50%)	14,447	0.055	794	30,137	0.059	1,786	2,580	4,621	0.043	197
Cowal	2,063	0.048	98	38,964	0.038	1,498	1,596	31,053	0.033	1,011
Bulyanhulu	54	0.222	12	4,246	0.443	1,882	1,894	5,268	0.512	2,697
Tulawaka (70%)	-	-	-	680	0.066	45	45	161	0.075	12
OTHER	-	-	-	20,404	0.078	1,598	1,598	11,768	0.118	1,387
TOTAL	68,503	0.056	3,845	401,829	0.052	20,844	24,689	355,418	0.049	17,445
[1] Resources which are not reserves have demonstrated economic viability.

BARRICK FOURTH QUARTER 2003	51	MINERAL RESERVES AND MINERAL RESOURCES

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5501
Email: investor@barrick.com	Email: inquiries@cibcmellon.ca
Web site: www.barrick.com	Web site: www.cibcmellon.com

SHARES LISTED (ABX)	Mellon Investor Services L.L.C.
The Toronto Stock Exchange	85 Challenger Road, Overpeck Center
The New York Stock Exchange	Ridgefield Park, New Jersey 07660
The London Stock Exchange	Tel: (201) 329-8660
The Swiss Stock Exchange	Toll-free within the United States:
La Bourse de Paris	1-800-589-9836
Web site: www.mellon-investor.com
RECENT RESEARCH REPORTS
BMO Nesbitt Burns	INVESTOR CONTACTS:	MEDIA CONTACT:
CIBC World Markets	Darren Blasutti	Vincent Borg
Citigroup Smith Barney	Vice President,	Vice President,
Credit Suisse First Boston	Investor Relations	Corporate Communications
Griffiths McBurney & Partners	Tel: (416) 307-7341	Tel: (416) 307-7477
Goldman Sachs	Email: dblasutti@barrick.com	Email: vborg@barrick.com
HSBC
JP Morgan	Kathy Sipos
Lehman Brothers	Director,
Merrill Lynch	Investor Relations
National Bank	Tel: (416) 307-7441
Prudential Financial	Email: ksipos@barrick.com
Research Capital
RBC Capital Markets
Salman Partners
Scotia Capital
Smith Barney Citigroup
Westwind Partners

Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management's Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.